PROSPECTUS SUPPLEMENT NO. 2	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated November 12, 2021)	Registration No. 333-260835

903,072,352 Shares of Class A Common Stock

8,900,000 Warrants to Purchase Shares of Class A Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated November 12, 2021 (the “Prospectus”), related to: (1) the issuance and sale by us of an aggregate of (i) 234,560,193 shares of our Class A common stock, par value $0.00001 per share (“Class A Common Stock”), issuable by us upon conversion of our Class B common stock, par value $0.00001 per share (“Class B Common Stock”), held by certain of our stockholders (the “Non-Affiliate Conversion Stock”), (ii) 425,722 shares of Class A Common Stock issuable upon the exercise of certain outstanding options to purchase Class A Common Stock held by individuals who terminated their employment with Aurora Innovation, Inc. prior to the closing of the business combination among Reinvent Technology Partners Y (“RTPY”), Aurora Innovation Holdings, Inc. (formerly Aurora Innovation, Inc.) and RTPY Merger Sub Inc. (the “Former Employee Options”) and (iii) 12,218,750 shares of Class A Common Stock issuable upon the exercise of 12,218,750 warrants, exercisable on December 3, 2021, at a price of $11.50 per share (the “Public Warrants”), (2) the issuance and resale of (i) 246,547,784 shares of Class A Common Stock issuable by us upon conversion of the Class B Common Stock held by certain of our stockholders the (“Affiliate Conversion Stock”), (ii) 951,098 shares of Class A Common Stock issuable upon the exercise of certain outstanding options to purchase Class A Common Stock (the “Affiliate Options”) and vesting of certain restricted stock units for Class A Common Stock held by certain of our affiliates and their affiliated entities (the “Affiliate RSUs” and together with the Affiliate Options, the “Affiliate Equity Stock”) and (iii) 8,900,000 shares of Class A Common Stock issuable upon the exercise of 8,900,000 warrants (the “Private Placement Warrants”) to purchase shares of Class A Common Stock purchased in a private placement in connection with RTPY’s initial public offering of units, consummated on March 18, 2020 (the “RTPY IPO”), and (3) the resale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (the “Selling Securityholders”) of (i) 4,029,344 shares of Class A Common Stock beneficially owned by certain of our affiliates (the “Affiliate Class A Stock”), (ii) 6,883,086 shares of Class A Common Stock beneficially owned by Reinvent Sponsor Y LLC (the “Sponsor Stock”), (iii) 100,000,000 shares of Class A Common Stock purchased at Closing by a number of subscribers pursuant to separate PIPE Subscription Agreements (the “PIPE Shares”), (iv) 288,556,375 shares of Class A Common Stock beneficially owned by certain stockholders who have been granted registration rights (the “Registration Rights Shares”) and (v) 8,900,000 Private Placement Warrants purchased by the Sponsor in connection with the RTPY IPO, with the information contained in the Amendment No. 1 to Current Report on Form 8-K/A, filed with the Securities and Exchange Commission on November 15, 2021 (the “Form 8-K/A”). Accordingly, we have attached the Form 8-K/A to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A Common Stock is listed on The Nasdaq Global Select Market (“Nasdaq”) under the symbol “AUR,” and the Public Warrants are listed on Nasdaq under the symbol “AUROW.” On November 12, 2021, the last quoted sale price for our Class A Common Stock as reported on Nasdaq was $10.00 per share and the last quoted sale price for our Public Warrants as reported on Nasdaq was $2.35 per warrant.

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for this prospectus and for future filings.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 7 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 15, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

Amendment No. 1 to

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

November 15, 2021 (November 3, 2021)

Date of Report (date of earliest event reported)

AURORA INNOVATION, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40216	98-1562265
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

50 33rd St, Pittsburgh, PA	15201
(Address of principal executive offices)	(Zip Code)

(888) 583-9506

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.00001 per share	AUR	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	AUROW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

INTRODUCTORY NOTE

This Amendment No. 1 to Current Report on Form 8-K/A (“Amendment No. 1”) amends the Current Report on Form 8-K of Aurora Innovation, Inc., a Delaware corporation (the “Company”), filed on November 4, 2021 (the “Original Report”), in which the Company reported, among other events, the completion of the Merger (as defined in the Original Report).

This Amendment No. 1 is being filed in order to include (a) the unaudited condensed consolidated financial statements of Aurora Innovation Holdings, Inc., a Delaware corporation (formerly known as Aurora Innovation, Inc., a Delaware corporation) (“Legacy Aurora”), as of September 30, 2021 and for the nine months ended September 30, 2021 and 2020, (b) Management’s Discussion and Analysis of Financial Condition and Results of Operations of Legacy Aurora for the nine months ended September 30, 2021 and 2020, and (c) the unaudited pro forma condensed combined financial information as of and for the nine months ended September 30, 2021 and for the year ended December 31, 2020.

This Amendment No. 1 does not amend any other item of the Original Report or purport to provide an update or a discussion of any developments at the Company or its subsidiaries, including Legacy Aurora, subsequent to the filing date of the Original Report. The information previously reported in or filed with the Original Report is hereby incorporated by reference into this Form 8-K/A.

Item 9.01.	Financial Statements and Exhibits.

(a) Financial statements of businesses acquired.

The unaudited condensed consolidated financial statements of Legacy Aurora as of September 30, 2021 and for the nine months ended September 30, 2021 and 2020, and the related notes thereto are attached as Exhibit 99.1 and are incorporated herein by reference. Also included as Exhibit 99.2 and incorporated herein by reference is Management’s Discussion and Analysis of Financial Condition and Results of Operations of Legacy Aurora for the nine months ended 30, 2021 and 2020.

(b) Pro forma financial information.

Certain unaudited pro forma condensed combined financial information for the Company as of September 30, 2021 and for the nine months ended September 30, 2021 and the year ended December 31, 2020 is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

(d) Exhibits.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited Condensed Consolidated Financial Statements of Legacy Aurora as of September 30, 2021 and for the nine months ended September 30, 2021 and 2020.

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for Legacy Aurora for the nine months ended September 30, 2021 and 2020.

99.3	Unaudited Pro Forma Condensed Consolidated Combined Financial Statements of the Company as of and for the nine months ended September 30, 2021 and for the year ended December 31, 2020.

104	Cover Page Interactive Data File.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: November 15, 2021

AURORA INNOVATION, INC.

By:	/s/ Richard Tame
Name:	Richard Tame
Title:	Vice President, Finance

Exhibit 99.1

AURORA INNOVATION, INC.

Condensed Consolidated Balance Sheets

(in thousands, except share and per share data)

(Unaudited)

	September 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$630,374	$387,346
Restricted cash equivalents	182	182
Contract asset	5,599	—
Prepaid expenses and other current assets	28,391	18,918

Total current assets	664,546	406,446
Property and equipment, net	87,774	10,897
Operating lease right-of-use assets	156,167	90,864
Restricted cash equivalents, long-term	13,300	12,300
Other assets	20,328	15,631
Acquisition related intangible assets	617,200	52,700
Goodwill	1,111,197	30,047

Total assets	$2,670,512	$618,885

Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Equity (Deficit)
Current Liabilities
Accounts payable	$3,408	$6,502
Related party payable	1,363	—
Accrued expenses and other current liabilities	58,978	18,768
Operating lease liabilities, current	11,749	6,681

Total current liabilities	75,498	31,951
Operating lease liabilities, long-term	139,106	97,153
Deferred tax liability	3,203	3,052
Other long-term liabilities	835	25

Total liabilities	218,642	132,181

Redeemable convertible preferred stock
Redeemable convertible preferred stock, $0.0001 par value; 214,425,920 shares authorized, 204,949,573 shares issued and outstanding	2,161,145	763,283
Stockholders’ equity (deficit):
Common stock, $0.0001 par value, 535,000,000 shares authorized, 251,257,585 issued and outstanding	25	13
Additional paid-in capital	1,130,238	59,171
Accumulated deficit	(839,538)	(335,763)

Total stockholders’ equity (deficit)	290,725	(276,579)

Total liabilities, redeemable convertible preferred stock, and stockholder’s equity (deficit)	$2,670,512	$618,885

See accompanying notes to unaudited condensed consolidated financial statements

AURORA INNOVATION, INC.

Condensed Consolidated Statements of Operations

(in thousands, except share and per share data)

(Unaudited)

	Nine Months Ended September 30,
	2021	2020
Collaboration revenue	$55,599	$—
Operating expenses:
Research and development	477,056	127,893
Selling, general and administrative	80,224	23,627

Total operating expenses	557,280	151,520

Loss from operations	(501,681)	(151,520)
Other income (expense):
Interest and other income	403	3,642
Other expense	(5,141)	(39)

Loss before income taxes	(506,419)	(147,917)
Income tax benefit	(2,643)	1

Net loss	$(503,776)	$(147,918)

Basic and diluted net loss per share	(2.09)	(1.19)

Basic and diluted weighted-average shares outstanding	240,949,740	123,966,127

See accompanying notes to unaudited condensed consolidated financial statements

AURORA INNOVATION, INC.

Condensed Consolidated Statements of Comprehensive Loss

(in thousands)

(Unaudited)

	Nine Months Ended September 30,
	2021	2020
Net Loss	$(503,776)	$(147,918)
Other comprehensive Income:
Available-for sale investments
Net unrealized loss	—	(65)

Net Change	—	(65)

Other Comprehensive loss	—	(65)

Comprehensive Loss	$(503,776)	$(147,983)

See accompanying notes to unaudited condensed consolidated financial statements

AURORA INNOVATION, INC.

Condensed Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)

(In thousands, except share and per share data)

(Unaudited)

	Redeemable Convertible Preferred stock		Common stock		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount

Balance as of December 31, 2020	133,727,268	$763,283	128,434,407	$13	$59,171	$—	$(335,763)	$(276,579)

Issuance of Series U-1 redeemable convertible preferred stock at $19.66 per share in relation to acquisition	50,873,075	1,000,000	—	—	—	—	—	—
Issuance of Series U-2 redeemable convertible preferred stock at $19.66 per share, net of issuance costs of $2,138	20,349,230	397,862	—	—	—	—	—	—
Issuance of common stock in relation to acquisitions	—	—	118,784,896	12	937,656	—	—	937,668
Purchase consideration allocated to non-cash compensation expense	—	—	—	—	7,873	—	—	7,873
Issuance of common stock upon exercise of stock options	—	—	2,744,243	—	4,834	—	—	4,834
Issuance of common stock upon vesting of restricted stock units	—	—	2,000	—	—	—	—	—
Common stock withheld for net share settlement of equity awards	—	—	(592)	—	(11)	—	—	(11)
Vesting of ear1y exercised stock options	—	—	523,750	—	165	—	—	165
Vesting of restricted stock	—	—	768,881	—	—	—	—	—
Stock-based compensation	—	—	—	—	120,550	—	—	120,550
Net loss	—	—	—	—	—	—	(503,775)	(503,775)

Balance as of September 30, 2021	204,949,573	$2,161,145	251,257,585	$25	$1,130,238	$—	$(839,538)	$290,725

See accompanying notes to unaudited condensed consolidated financial statements

AURORA INNOVATION, INC.

Condensed Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)

(In thousands, except share and per share data)

(Unaudited)

	Redeemable Convertible Preferred stock		Common stock		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance as of December 31, 2019	133,784,888	$763,815	121,414,839	$12	$38,952	$125	$(121,314)	$(82,225)

Issuance of common stock upon exercise of stock options	—	—	538,631	—	713	—	—	713
Vesting of ear1y exercised stock options	—	—	995,064	—	445	—	—	445
Vesting of restricted stock	—	—	3,207,164	1	(1)	—	—	—
Repurchase of series B redeemable convertible preferred stock at $9.2403	(15,140)	(140)	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	13,016	—	—	13,016
Unrealized gain on held for sale investments	—	—	—	—	—	(66)	—	(66)
Net loss	—	—	—	—	—	—	(147,919)	(147,919)

Balance as of September 30, 2020	133,769,748	$763,675	126,155,698	$13	$53,125	$59	$(269,233)	$(216,036)

See accompanying notes to unaudited condensed consolidated financial statements

AURORA INNOVATION, INC.

Condensed Consolidated Statement of Cash Flows

(In thousands)

(Unaudited)

	Nine Months Ended September 30,
	2021	2020
Cash flows from operating activities:
Net loss	$(503,776)	$(147,918)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, amortization and other	14,212	2,234
Reduction in the carrying amount of ROU assets	19,063	9,841
Accretion of discount on short-term investments	—	(57)
Stock based compensation	118,405	13,016
Non-cash compensation	7,873	—
Change in deferred tax asset valuation allowance	(2,638)	—
Loss on disposal of equipment	3,338	—
Changes in operating assets and liabilities:
Contract asset	(5,599)	—
Prepaid expenses and other current assets	(3,979)	(2,064)
Other assets	(1,071)	(13,939)
Accounts payable	(4,657)	4,239
Accrued expenses and other current and non-current liabilities	(45,240)	7,325
Operating lease liability	(16,785)	(6,462)

Net cash used in operating activities	(420,854)	(133,785)

Cash flows from investing activities:
Purchases of property and equipment	(32,128)	(2,440)
Net cash acquired in acquisitions	294,439	—
Purchase of short-term investments	—	(120,110)
Maturities of short-term investments	—	445,000

Net cash provided by investing activities	262,311	322,450

Cash flows from financing activities:
Proceeds from early exercised stock options	—	79
Payments to repurchase unvested early exercised stock options	—	(312)
Payments to repurchase series B preferred stock	—	(140)
Proceeds from issuance of Series U-2 preferred stock, net	397,862	—
Proceeds from issuance of common stock	4,709	719

Net cash provided by financing activities	402,571	346

Net increase in cash, cash equivalents and restricted cash equivalents	$244,028	$189,011
Cash, cash equivalents, and restricted cash equivalents at beginning of the period	399,828	246,972

Cash, cash equivalents, and restricted cash equivalents at end of the period	$643,856	$435,983

See accompanying notes to unaudited condensed consolidated financial statements

AURORA INNOVATION, INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)

September 30, 2021

(in thousands, except share and per share data)

(1)	Overview and Organization and Basis of Presentation

Overview of the Organization

Aurora Innovation, Inc. (the Company) was initially formed as a Delaware limited liability company in October 2016, then converted to a Delaware corporation in March 2017. The Company has offices in seven cities: Palo Alto, Mountain View, San Francisco, California; Pittsburgh, Pennsylvania; Bozeman, Montana; Coppell, Texas; Wixom, Michigan; and Seattle, Washington. The Company designs and develops the Aurora Driver, which is the hardware, software, and data services that allow vehicles to drive themselves.

Basis of Presentation and Principles of Consolidation

The unaudited condensed consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) and include the Company and wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. Certain information and note disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to rule and regulations of the Securities and Exchange Commission (“SEC”).

The information included herein should be read in conjunction with the audited financial statements and accompanying notes for the years ended December 31, 2020 and 2019. The condensed consolidated balance sheet as of December 31, 2020 included in the condensed consolidated financial statements was derived from the audited financial statements as of that date.

The condensed consolidated financial statements reflect, in the opinion of management, all adjustments of a normal, recurring nature necessary to fairly present our balance sheet, results of operations, and cash flows for the nine month period but are not necessarily indicative of the expected results for the full fiscal year or any future year.

(2)	Significant Accounting Policies

Listed below are changes made to the significant accounting policies described in the audited financial statements and accompanying notes as of and for the years ended December 31, 2020 and 2019 that have a material impact on the condensed consolidated financial statements and accompanying notes.

Collaboration revenue

In January 2021, the Company entered into a collaboration framework agreement with Toyota Motor Corporation (“Toyota”) with the intention of deploying the Aurora Driver into a fleet of Toyota Sienna vehicles, subject to further agreement of a collaboration projection plan that was signed in August 2021. The Company received $50,000 in consideration in April 2021 and expects the remaining $100,000 in 2022.

The Company determined revenue recognition for this agreement in accordance with Accounting Standards Codification (ASC) Topic 808, Collaborative Arrangements for the development activities that are ongoing and central to the activities of the Company. The total consideration received is recognized using the input measure of hours expended as a percentage of total estimated hours to complete the project commencing with initial recognition in August 2021 when the project plan was signed.

For the nine months ended September 30, 2021, the Company recognized $55,599 based on actual hours to date. A contract asset of $5,599 was recorded as of September 30, 2021.

Reinvent Technology Partners Y Merger

On November 3, 2021, subsequent to the period ended September 30, 2021, the Company completed a merger into RTPY Merger Sub Inc. (“Merger Sub”), a wholly owned subsidiary of Reinvent Technology Partners Y (“RTPY”). On completion of the merger, RTPY was renamed Aurora Innovation, Inc.

The Merger is expected to be accounted for as a reverse recapitalization. The Company has been determined to be the accounting acquirer due to factors including the Company having the largest voting interest post-combination, the ability to appoint the majority of the members of the Board of Directors, and the Company comprising the ongoing operations and executive management of the post-combination company.

Under this method of accounting, RTPY will be treated as the acquired company for financial reporting purposes. Accordingly, for accounting purposes, the Merger will be treated as the equivalent of Aurora issuing shares for the net assets of RTPY, accompanied by a recapitalization. The net assets of RTPY will be recognized at historical cost.

All outstanding capital stock of the Company will be converted into shares of common stock of the post-combination company based on an exchange ratio with the corresponding increase in par value of common stock being recognized against additional paid-in capital.

Operations prior to the business combination will be presented in future financial reports as those of the Company.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of property and equipment; valuation allowance for deferred income tax assets, valuation of acquired intangible assets, fair value of options granted under the Company’s stock-based compensation plans, present value of the lease liability, and the assumptions used in determining the recognition of revenue.

Significant Risks and Uncertainties Including Business and Credit Concentrations

The Company’s principal operations are the research, design, and implementation of the Aurora Driver. The Company is currently researching and developing its proprietary technology with the goal of commercializing the Aurora Driver. The Company expects that it will need to raise additional capital to support its development and commercialization activities. Significant risks and uncertainties to the Company’s operations include failing to secure additional funding and the threat of other companies developing and bringing to market similar technology at an earlier time than the Company.

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash and cash equivalents at U.S. commercial banks. Cash and cash equivalents deposited with domestic commercial banks generally exceed the Federal Deposit Insurance Corporation insurable limit. To date, the Company has not experienced any losses on its deposits of cash and cash equivalents.

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus, COVID-19, a global pandemic and recommended containment and mitigation measures worldwide. As of the date of these financial statements, the Company has not experienced a negative impact to its financial position, results of operations, and operating cash flows. The Company cannot accurately predict the length or severity of this pandemic and the impact it might have on the world and domestic economies. However, the Company believes that for the foreseeable future, based on its current capital resources and its operations and cash flows, it will not be materially nor negatively affected.

Recently Issued Accounting Standards – Not Yet Adopted

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which simplifies accounting for income taxes by revising or clarifying existing guidance in ASC 740, Income Taxes, as well as removing certain exceptions within ASC 740. The new standard is effective for annual periods beginning after December 15, 2021 and earlier adoption permitted. The standard will be effective for the Company on January 1, 2022. The Company is currently evaluating the impact of this guidance.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, that replaces the incurred loss impairment methodology in current GAAP. The new impairment model requires immediate recognition of estimated credit losses expected to occur for most financial assets and certain other instruments. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first effective reporting period. The Company is currently evaluating the impact of this guidance and the timing of adoption.

Recently Issued Accounting Standards – Adopted in Fiscal 2021

In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The new standard requires capitalized costs to be amortized on a straight-line basis generally over the term of the arrangement, and the financial statement presentation for these capitalized costs would be the same as that of the fees related to the hosting arrangements. The standard was effective for the Company on January 1, 2021 and applied prospectively. The adoption did not have a material impact.

(3)	Fair Value Measurements

The Company uses a three-level hierarchy, which prioritizes, within the measurement of fair value, the use of market-based information over entity-specific information for fair value measurement based on the nature of inputs used in the valuation of an asset or liability as of the measurement date. Fair value focuses on an exit price and is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risk associated with those financial instruments.

The three-level hierarchy for fair value measurements is defined as follows:

Level 1: Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3: Inputs to the valuation methodology, which are significant to the fair value measurement, are unobservable.

An asset or liability’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following table summarizes the Company’s fair value hierarchy for its financial assets measured at fair value on a recurring bases as of September 30, 2021 and December 31, 2020:

	As of September 30, 2021
	Level 1	Level 2	Level 3	Total
Cash equivalents and restricted cash equivalents:
Money market funds	$642,285	$—	$—	$642,285

Total cash equivalents and restricted cash equivalents	$642,285	$—	$—	$642,285

	As of December 31, 2020
	Level 1	Level 2	Level 3	Total
Cash equivalents and restricted cash equivalents:
Money market funds	$399,946	$—	$—	$399,946

Total cash equivalents and restricted cash equivalents	$399,946	$—	$—	$399,946

(4)	Acquisitions

Apparate USA LLC

On January 19, 2021, the Company acquired 100% of the voting interests of Apparate USA LLC (“Uber Advanced Technologies Group” or “ATG”) which was a company developing self-driving technology.

The ATG acquisition date fair value of the consideration transferred for ATG was approximately $1,915,708 which consisted of stock consideration. The stock consideration transferred comprised 50,873,075 shares of the Company’s Series U-1 preferred stock and 116,173,646 shares of the Company’s common stock. The preferred stock was valued referencing a subsequent purchase of the Company’s Series U-2 redeemable convertible preferred stock. The common stock was valued based on the fair value as of January 19, 2021, as determined by a third-party valuation expert using an Option Pricing Method model.

The transaction costs associated with the acquisition were approximately $15,113 and were recorded in general and administrative expense in the nine months ended September 30, 2021.

The Company has accounted for the ATG acquisition as a business combination, and therefore the assets acquired and liabilities assumed were recognized at their fair values on the date of the ATG acquisition. Information which existed as of the acquisition date but is yet unknown to us may result in adjustments during the remainder of the measurement period which will not exceed 12 months from the closing date. The area not finalized relates to the valuation of acquired tangible and intangible assets and accrued expenses.

We recorded a measurement period adjustment to the preliminary purchase price allocation which included an $21,652 decrease in property and equipment, net and an $21,652 increase in goodwill. This measurement period adjustment was made to reflect facts and circumstances that existed as of the acquisition date.

The following table summarizes the fair values of assets acquired and liabilities assumed as of the date of the ATG acquisition:

Cash and cash equivalents	$310,540
Prepaid expenses and other current assets	6,229
Property and equipment, net	63,395
Operating lease right-of-use assets	41,915
Other assets	18,351
Acquisition related intangible assets	545,500
Goodwill	1,056,817
Accounts payable	(1,860)
Related party payable	(46,970)
Accrued expenses and other current liabilities	(37,796)
Operating lease liabilities	(40,413)

Total	$1,915,708

The sole identifiable intangible asset acquired in the ATG acquisition was in-process research and development (IPR&D) and has an indefinite useful life as of the date of the acquisition. The fair value of the IPR&D intangible asset was determined through a replacement cost approach, which identifies the costs that would be necessary to recreate the asset if the Company were to internally develop the acquired technology. Significant unobservable inputs include overhead costs, profit margin, opportunity cost, and obsolescence. Our estimate of the fair value is preliminary and subject to change.

The asset has not been placed into service and there have been no impairment charges related to the intangible asset as of September 30, 2021.

The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill, which is primarily attributed to the assembled workforce, and is not deductible for tax purposes.

Separately, the Company recognized $7,873 in non-cash compensation expense for severance payments by the former parent of ATG. This amount was allocated from total equity consideration transferred.

The following supplemental pro forma information combines the historical results of Aurora and ATG as if the ATG acquisition had occurred on January 1, 2020, the beginning of the earliest period presented and includes pro forma adjustments related to depreciation and amortization of acquired property, plant and equipment, share-based compensation expense, and severance expense.

	Nine months ended September 30,
	2021	2020
Revenue	$55,599	$—
Net loss	$(405,172)	$(805,207)

The pro forma combined financial statements do not necessarily reflect what the Company’s results of operations would have been had the ATG acquisition occurred on the date indicated.

OURS Technology, Inc.

On March 5, 2021, the Company acquired 100% of the voting interests in OURS Technology, Inc. (“OURS”), a silicon photonics company. The Company has included the financial results of OURS in the condensed consolidated financial statements prospectively from the date of acquisition. The OURS acquisition date fair value of the consideration transferred for OURS was approximately $40,821, which consisted of the following

Fair Value
Cash	$16,107
Stock Consideration	24,105
Assumed liabilities related to third-party expenses	609

Total	$40,821

As part of the OURS acquisition, the Company assumed certain OURS compensation agreements, including the conversion of certain shares of OURS restricted stock into rights to receive the Company’s restricted stock, and assuming certain stock options with an estimated fair value of $3,789. For the stock options assumed, based on the service period related to the period prior to the OURS acquisition date, $2,145 was allocated to the purchase price, and $1,644 relating to post-acquisition services which will be recorded as operating expenses over the remaining requisite service periods.

The stock consideration transferred comprised 2,793,699 shares of the Company’s common stock including 182,449 shares of restricted stock granted. The restricted stock awards (RSAs) were valued based on the March 5, 2021 fair value, as determined by a third party valuation expert using an Option Pricing Method model, and the estimated fair value of the stock options assumed by the Company was determined using the Black-Scholes option pricing model. The RSAs vest monthly over a 2-year period starting on the vesting commencement date and expire once the holder ceases to be a service provider of the Company.

The transaction costs associated with the OURS acquisition were approximately $262 and were recorded in general and administrative expense in the nine months ended September 30, 2021.

The Company has accounted for the OURS acquisition as a business combination, and therefore the assets acquired and liabilities assumed were recognized at their fair values on the date of the OURS acquisition. Information which existed as of the acquisition date but is yet unknown to us may result in adjustments during the remainder of the measurement period which will not exceed 12 months from the closing date. The area not finalized is the valuation of acquired intangible assets.

The following table summarizes the fair values of assets acquired and liabilities assumed as of the date of the OURS acquisition:

Fair Value
Cash and cash equivalents	$153
Prepaid expenses and other current assets	23
Property and equipment, net	218
Other assets	9
Acquisition related intangible assets	19,000
Goodwill	24,251
Accounts payable	(46)
Deferred tax liability	(2,787)

Total	$40,821

The sole identifiable intangible asset acquired in the OURS acquisition was in-process research and development (IPR&D) and has an indefinite useful life as of the date of the acquisition. The fair value of the IPR&D intangible asset was determined through a replacement cost approach, which identifies the costs that would be necessary to recreate the asset if the Company were to internally develop the acquired technology. Significant unobservable inputs include profit margin and opportunity cost. Our estimate of the fair value is preliminary and subject to change.

The asset has not been placed into service and there have been no impairment charges related to the intangible asset as of September 30, 2021.

The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill, which is primarily attributed to the assembled workforce, and is not deductible for tax purposes.

Pro forma results for the OURS acquisition are not presented as the financial impact is immaterial.

(5)	Balance sheet details

Property and Equipment

Property and equipment consist of the following as of September 30, 2021 and December 31, 2020:

	As of
	September 30, 2021	December 31, 2020
Land	$13,503	$—
Building	1,040	—
Furniture and fixtures	9,680	4,209
Test and lab equipment	10,413	3,787
Leasehold improvements	56,465	3,609
Computer and equipment	5,597	2,121
Computer software	3,196	1,941
Automobile	2,815	520

	102,709	16,187
Less accumulated depreciation and amortization	(14,935)	(5,290)

Total property and equipment	$87,774	$10,897

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following as of September 30, 2021 and December 31, 2020:

	As of
	September 30, 2021	December 31, 2020
Accrued expenses	$24,243	$3,412
Accrued compensation	32,720	13,938
Other	2,015	1,415

Total accrued expenses and other current liabilities	$58,978	$18,765

(6)	Capital Stock

(a)	Common Stock

The Company is authorized to issue 535,000,000 shares, par value of $0.0001 per share, of common stock. At September 30, 2021 and December 31, 2020, the Company had 251,257,585 and 128,434,407 shares of common stock issued and outstanding, respectively. The holders of common stock have voting rights equal to one vote per share of common stock held.

(b)	Redeemable Convertible Preferred Stock

The Company is authorized to issue 214,425,920 shares, par value of $0.0001 per share, of redeemable convertible preferred stock. The board of directors designated 20,177,530 shares as Seed 1, 9,653,930 shares as Seed 2, 29,948,750 shares as Series A, 78,065,640 shares as Series B, 2,580,070 shares as Series B-1, 53,000,000 shares as Series U-1 and 21,000,000 shares as Series U-2.

At September 30, 2021, the Company had 20,177,530 shares of Seed 1, 9,653,930 shares of Seed 2, 29,948,750 shares of Series A, 71,389,540 shares of Series B, 2,557,518 shares of Series B-1, 50,873,075 shares of Series U-1 and 20,349,230 shares of Series U-2 issued and outstanding.

(i)	Dividends

The holders of Seed 1, Seed 2, Series A, Series B, Series U-1, and Series U-2 (collectively, the “Senior Preferred Stock”) are entitled to receive dividends, when, as and if declared by the board of directors of the Company, out of any available assets of the Company. The annual dividend rate is $0.014 per share per annum for Seed 1, $0.026 per share per annum for Seed 2, $0.222 per share per annum for Series A, $0.739 per share per annum for Series B, $1.5730 per share per annum for Series U-1, and $1.5730 per share per annum for Series U-2 (subject to adjustment from time to time for recapitalization with respect to each such series of preferred stock). The right to receive dividends on shares of Senior Preferred Stock is not cumulative, and payment of any dividends to the holders of Senior Preferred Stock is on a pro rata pari passu basis in proportion to the dividend rates for each series of Senior Preferred Stock.

Subject to the prior dividend rights of the Senior Preferred Stock, the holders of outstanding shares of Series B-1 shall be entitled to receive dividends, when, as and if declared by the board of directors of the Company, out of any available assets of the Company. The annual dividend rate is $0.739 per share per annum for Series B-1 (subject to adjustment from time to time for recapitalization with respect to each such series of redeemable convertible preferred stock). The right to receive dividends on shares of Series B-1 shall not be cumulative and payment of any dividends to the holders of Series B-1 shall be on a pro rata pari passu basis in proportion to the dividend rates for Series B-1.

After dividends in the full preferential amounts specified for the preferred stock have been paid or set aside, any additional dividends shall be paid among the holders of the redeemable convertible preferred stock and common stock in proportion to the greatest whole number of shares of common stock, which would be held by each holder if all shares of redeemable convertible preferred stock were converted at the then effective conversion rate. The Company has not declared any dividends as of September 30, 2021.

(ii)	Conversion

At the option of the holder, each share of redeemable convertible preferred stock shall be convertible, at any time after the date of issuance of such share, into the number of shares of common stock determined by dividing the original issue price for the redeemable convertible preferred stock by the applicable conversion price, determined at the time of conversion. The original issue price and the conversion price will be adjusted for any stock dividends, stock splits, combination of shares, reorganizations, recapitalizations, reclassifications, or other similar events. The conversion price of each series of redeemable convertible preferred stock is also subject to broad-based weighted average anti-dilution adjustments in the event that the Company issues certain securities at a price per share less than the then applicable conversion price of such series of redeemable convertible preferred stock.

Each share of redeemable convertible preferred stock will automatically be converted into common stock at the then effective conversion rate (i) immediately prior to (x) the initial listing of the capital stock on an internationally recognized securities exchange approved by means of an effective registration statement filed with the Securities and Exchange Commission or (y) completion by the Company of transaction(s) by merger, consolidation, share exchange, or otherwise with a publicly traded “special purpose acquisition company” in which the share capital of such entity is listed on an internationally recognized securities exchange approved by the Company’s board of directors, provided that the aggregate gross proceeds to the Company are not less than $100,000 or (ii) upon the written consent for such conversion from each of (A) the holders of a majority of the outstanding redeemable convertible preferred stock other than the Series U-1 (voting together as a single class and on an as-converted basis) and (B) the holders of a majority of outstanding of Series B (voting as a separate class) provided that in the case of a conversion pursuant to the preceding clause (ii) in connection with a liquidation, dissolution or winding up of the Company in which Company’s holders of capital stock receive consideration pursuant to a distribution or repurchase of capital stock, the Series U-2 shall not be converted unless approved by the holders of a majority of the Series U-2 redeemable convertible preferred stock.

(iii)	Liquidation

In the event of any liquidation, dissolution, or winding up of the Company, the holders of then outstanding Senior Preferred Stock are entitled to be paid on a pari passu basis, and prior and in preference to any distribution on any share of Series B-1 and common stock, an amount per share equal to (1) the greater of (a) the sum of (i) the liquidation preference specified for such share of Senior Preferred Stock ($0.175 for Seed 1, $0.322 for Seed 2, $2.776 for Series A, $9.240 for Series B, $19.657 for Series U-1, and $19.657 for Series U-2) and (ii) all declared but unpaid dividends on such share of Senior Preferred Stock or (b) the amount that would have been payable if such share of Senior Preferred Stock had converted to common stock immediately prior to such liquidation, dissolution or winding up, or (2) with respect to a particular series of Senior Preferred Stock, such lesser amount as may be approved by the holders of a majority (or at least 75%, in the case of Series U-1) of the outstanding shares of such series, voting as a separate series.

Subject to the prior liquidation rights of the Senior Preferred Stock, in the event of any liquidation, dissolution, or winding up of the Company, the holders of the then outstanding Series B-1, are entitled to be paid on a pari passu basis, and prior and in preference to any distribution on any share of common stock, an amount per share equal to (1) the greater of (a) the sum of (i) the liquidation preference specified for such share of Series B-1 (currently $9.240) and (ii) all declared but unpaid dividends on such share of Series B-1 or (b) the amount that would have been payable if such shares of series B-1 had converted to common stock immediately prior to such liquidation, dissolution or winding up, or (2) such lesser amount as may be approved by the holders of a majority of the outstanding shares of Series B-1, voting as a separate series.

After the payment of the full liquidation preference to the holders of preferred stock described above, the assets of the Company legally available for distribution, if any, shall be distributed pro rata to holders of the common stock of the Company in proportion to the number of shares of common stock held by them.

The liquidation preferences are deemed to be contingent redemption features exercisable on certain deemed liquidation events which includes a merger, change of control, or a sale of substantially all of the Company’s assets. The deemed liquidation event would constitute a redemption event not solely within the control of the Company. Redeemable convertible preferred stock is presented outside of permanent equity in mezzanine equity on the balance sheets. It is not probable that the Preferred Stock will become redeemable as of September 30, 2021.

(iv)	Voting

The holders of shares of redeemable convertible preferred stock are entitled to the number of votes equal to the number of shares of common stock into which the shares are then convertible. As long as any shares of Seed 1 remain outstanding, the holders of Seed 1, voting as a separate class, are entitled to elect one member of the board of directors (the Series Seed Director). As long as any shares of Series B remain outstanding, the holders of Series B preferred stock, voting as a separate class, are entitled to elect one member of the board of directors. As long as any shares of Series U-2 remaining outstanding, the holders of Series U-2, voting as a separate class, are entitled to elect two members of the board of directors. The holders of common stock, Seed 2, Series A and Series B-1, voting together as a single class on an as converted basis, are entitled to elect five members of the board of directors. Any additional members of the board of directors shall be elected by the holders of common stock and redeemable convertible preferred stock.

So long as the holders of Seed 1 are entitled to elect a director, the Series Seed Director shall be entitled to cast two votes on all matters that come before the board of directors. All remaining directors shall be entitled to cast one vote on all matters.

(v)	Protective Provision

As long as any shares of redeemable convertible preferred stock are issued and outstanding, the approval of holders of a majority of outstanding shares of redeemable convertible preferred stock, voting together as a single class on an as-converted basis, is required in order for the Company to take certain actions. Such actions include adversely amending the rights, preferences, privileges, or restrictions provided for the benefit of preferred stock; purchasing, redeeming, paying, or declaring any dividend or making any distribution on any shares of capital stock (subject to limited exceptions); and creating or authorizing the issuance of any debt security or other indebtedness for borrowed money in excess of $250,000 (subject to limited exceptions); and creating or holding capital stock in a subsidiary that is not wholly owned.

(7)	Equity Incentive Plans

We maintain three equity compensation plans: the 2017 Equity Incentive Plan (the Plan), the 2016 Blackmore Sensors & Analytics, Inc. Equity Incentive Plan (the Blackmore Plan), and the OURS Technologies Inc Equity Incentive Plan (the OURS Plan). The Company assumed stock options under the Blackmore Plan in 2019 and the OURS Plan in 2021 to the extent such employees continued as employees of the Company.

2017 Equity Incentive Plan

In 2017, the Company adopted the Plan. Under the Plan, equity-based compensation in the form of restricted stock units (RSUs), restricted stock awards, incentive stock options, and nonqualified stock options may be granted to employees, officers, directors, consultants, and others. 77,502,791 shares are authorized and 9,797,304 are available to grant as of September 30, 2021.

Stock Options

Stock options under the Plan may be outstanding for periods of up to 10 years following the grant date. The exercise price of stock options for the purchase of shares of common stock under the Plan may not be less than 100% of the fair value of the Company’s common stock on the date of the grant, as determined by the board of directors. In the case of an incentive stock option granted to an employee who owns stock representing more than 10% of the voting shares, the price of each share will be at least 110% of the fair value on the date of grant. Stock options generally vest over four years starting on the vesting commencement date (with a one-year cliff) and expire, if not exercised, 10 years from the date of grant or, if earlier, three months after the option holder ceases to be a service provider of the Company. Stock options granted to a stockholder that owns greater than 10% of the company expire, if not exercised, five years from the date of grant.

The fair value of each award granted to employees in the nine months ended September 30, 2021 has been estimated on the date of grant using the Black-Scholes-Merton option pricing model with the following weighted average assumptions: expected life of 5.93 years, risk-free interest rate of 0.59%; expected volatility of 55.00%; and no dividends during the expected life. Expected volatility is based on the Company’s review of historical volatilities of comparable public companies and an expected future volatility based upon this evidence over the expected term of the award. The expected life of the options represents the period of time options are expected to be outstanding and is estimated considering vesting terms, employees’ historical exercise, and post vesting employment termination behavior. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The Company records forfeitures on the date occurred.

Stock option activity under the Plan in the nine months ended September 30, 2021 is as follows:

	Options outstanding
	Number of Shares	Weighted average exercise price
Balance, December 31, 2020	34,584,332	$1.90
Granted	8,973,700	7.95
Exercised	(2,700,685)	1.78
Forfeited	(2,526,288)	4.59

Balance, September 30, 2021	38,331,059	$3.15

The compensation expense recognized for options for the nine months ended September 30, 2021 and September 30, 2020 was $18,293 and $11,296, respectively. The unrecognized deferred compensation expense for future years’ compensation expense was $44,241 as of September 30, 2021. Unrecognized deferred compensation will be recognized over an estimated weighted average amortization period of approximately 2.56 years.

Restricted Stock Units

The vesting of the initial RSU grants is based on the satisfaction of 2 separate vesting requirements on or before the expiration date: (1) a time-based vesting requirement, and (2) a liquidity event. The liquidity event is the earlier of a (i) an initial public offering through a registration statement filed by the Company declared effective or the closing of a transaction with a special purpose acquisition company, or (ii) a change in control. Generally, the time-based vesting requirement is four years starting on the vesting commencement date (with a one-year cliff).

Beginning in July 2021, 2,617,921 RSUs were granted which have only a time-based vesting requirement.

RSU activity under the Plan is as follows:

	Unvested RSUs outstanding
	Number of shares	Weighted- Average Grant Date Fair Value
Balance, December 31, 2020	—
Granted	20,561,601	$9.96
Vested	(2,000)	18.58
Forfeited	(4,090,153)	8.56

Balance, September 30, 2021	16,469,448	$10.26

As of September 30, 2021, the liquidity event performance condition was not deemed probable. No compensation expense was recognized during the period and the unrecognized deferred compensation expense was $154,870 as of September 30, 2021. $47,090 of this amount relates to awards where the time-based vesting requirements was satisfied.

Stock-based payments awarded by a related party

Prior to the ATG acquisition, employees of ATG received grants of RSUs in the former ultimate parent company of ATG, a related party after the closing of the transaction. These awards were modified after the transaction to allow the awards to continue to vest for the first year subsequent to the closing of the acquisition as long as personnel remain employees of the Company. These awards are compensation for services provided to the Company and accounted for as stock-based compensation.

Awards representing 2,928,854 shares were modified on the acquisition date. 512,459 shares were forfeited as of September 30, 2021. The fair value of these awards is equal to the market value of the related party’s common stock on the date of modification. $98,512 in stock-based compensation expense was recognized in the nine months ended September 30, 2021.

The unrecognized deferred compensation expense for future years’ compensation expense is $37,531 as of September 30, 2021. Unrecognized deferred compensation will be recognized over an estimated weighted average amortization period of approximately 0.30 years.

Stock-based Compensation Expense

Stock-based compensation is allocated on a departmental basis, based on the classification of the option holder or grant recipient. No income tax benefits have been recognized in the statement of operations for stock-based compensation arrangements and no stock-based compensation has been capitalized as of September 30, 2021.

Total stock-based compensation expense by function was as follows (in thousands):

	Nine Months Ended September 30,
	2021	2020
Research and Development	$112,329	$10,940
Selling, general, and administrative	6,076	2,076

Total	$118,405	$13,016

(8)	Income Taxes

The income tax benefit recognized differs from our statutory tax rate of 21% primarily due to valuation allowance movements.

(9)	Leases

The Company leases its office facilities, data centers, and warehouses in Palo Alto, California; Mountain View, California; San Francisco, California; Pittsburgh, Pennsylvania; Bozeman, Montana; Coppell, Texas; Wixom, Michigan; Seattle, Washington; Louisville, Colorado; and Ashburn, Virginia, under non cancelable operating lease agreements that expire between 2021 through 2035. One acquired lease in Pittsburgh has renewal options the Company is reasonably certain to exercise which result in a lease term to 2042.

As of September 30, 2021, the Company’s operating leases had a weighted average remaining lease term of 9.5 years and a weighted average discount rate of 6.21%. Future minimum payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and other contractual commitments as of September 30, 2021 were as follows:

Operating leases
Year ending December 31,
2021	$5,574
2022	26,002
2023	24,357
2024	23,905
2025	22,275
Thereafter	79,188

Total	$181,301

Rent expense under operating leases was $19,063 in the nine months ended September 30, 2021. Rent expense was $9,841 in the nine months ended September 30, 2020.

In March 2021, the Company remeasured the right of use asset for the Mountain View headquarters which included reclassifying $16,998 from other current assets related to variable payments to construct landlord owned assets. These payments were treated as variable payments as the total amount to be paid for these assets was unknown at the lease commencement date. As the project was completed in March 2021 and the total amounts to be paid by the Company were known, the right of use asset was remeasured and the adjustment was recorded during the period ended March 31, 2021.

(10)	Commitments and Contingencies

From time to time the Company may be party to various claims in the normal course of business. Legal fees and other costs associated with such actions are expensed as incurred. The Company assesses the need to record a liability for litigation and loss contingencies. Reserve estimates are recorded when and if it is determined that a loss related to certain matters is both probable and reasonably estimable. No material losses were recorded in the nine months ended September 30, 2021 and 2020.

Future minimum payments for contractual commitments related to purchase obligations as of September 30, 2021 were as follows:

Purchase obligation
Year ending December 31,
2021	$20,387
2022	59,922
2023	61,217
2024	61,949
2025	63,958
Thereafter	27,083

Total	$294,516

(11)	Employee Benefit Plan

The Company sponsors the Aurora 401(k) plan. All employees are eligible to participate in the plans after meeting eligibility requirements. Participants may elect to have a portion of their salary deferred and contributed to the plan up to the limit allowed by applicable income tax regulations. The Company may make a matching contribution at the discretion of the board of directors. The Company recognized $0 for matching contributions in the nine months ended September 30, 2021 and 2020, respectively.

(12)	Supplemental Cash Flow Information

Cash paid for income taxes was $0 in the nine months ended September 30, 2021 and 2020, respectively. Cash paid for interest and noncash investing and financing activities were as follows:

	September 30, 2021	September 30, 2020
Noncash investing and financing activities:
Property and equipment included in accounts payable	$3,632	$29
Vesting of early exercised stock options	165	445
Non-cash acquisition	1,939,804	—
Cash, cash equivalents, and restricted cash equivalents at end of period:
Cash and cash equivalents	$630,374	$423,501
Restricted cash equivalents	13,482	12,482

Total cash, cash equivalents, and restricted cash equivalents	$643,856	$435,983

(13)	Earnings Per Share

Series Seed 1 preferred stock, Series Seed 2 preferred stock, Series A preferred stock, Series B preferred stock, Series B-1 preferred stock, Series U-1, Series U-2, unvested Restricted Stock Awards (“RSA”), unvested early exercised stock options, and unvested RSUs are participating securities in periods of income as the securities participate in undistributed earnings. The securities do not share in losses.

The Company computes earnings per share of common stock using the two-class method required for participating securities and does not apply the two-class method in periods of net loss.

Basic earnings per share is computed using the two-class method required for participating securities but is not applied in fiscal periods with a net loss. The computation of basic and diluted earnings per share is the same as the inclusion of all potential common stock would have been anti-dilutive in a period of net loss.

	Nine months ended September 30,
	2021	2020
Numerator:
Net Loss	$(503,776)	$(147,918)
Net loss per share:
Basic	$(2.09)	$(1.19)
Diluted	$(2.09)	$(1.19)
Denominator:
Weighted average common shares outstanding - Basic	240,949,740	123,966,127
Weighted average common shares outstanding - Diluted	240,949,740	123,966,127

The following table presents the potential common stock outstanding excluded from the computation of diluted loss per share because including them would have had an antidilutive effect:

	September 30,
	2021	2020
Series Seed 1 Preferred Stock	20,177,530	20,177,530
Series Seed 2 Preferred Stock	9,653,930	9,653,930
Series A Preferred Stock	29,948,750	29,948,750
Series B Preferred Stock	71,389,540	71,432,020
Series B-1 Preferred Stock	2,557,518	2,557,518
Series U-1 Preferred Stock	50,873,075	—
Series U-2 Preferred Stock	20,349,230	—
Stock Options	39,280,027	38,605,231

	September 30,
	2021	2020
Restricted Stock Awards	500,392	2,013,819
Restricted Stock Units	16,469,448	—
Grants available under the 2017 Equity Incentive Plan	9,797,304	3,906,020

Total	270,996,774	178,294,818

(14)	Related Parties

In January 2021, the Company paid $10,000 relating to financial advisory fees with a related party for a contract that was entered into by the Company in December 2020. $8,250 was recognized in selling, general and administrative expenses and $1,750 was recognized as a reduction to redeemable convertible preferred stock for issuance costs in the nine months ended September 30, 2021. No amounts were due as of September 30, 2021. In November 2021, the Company paid $34,200 relating to financial advisory fees to this related party for services in the RTPY merger.

The Company assumed a net liability of $46,970 from the ATG acquisition for an obligation due to the former owner of ATG who is a related party of the Company subsequent to the acquisition. The net obligation was a $54,777 related party payable offset by a $7,808 related party receivable for certain services performed by the former owner of ATG on behalf of ATG, and vice versa, prior to the closing of the acquisition. The services include administering an employee equity incentive plan, shared personnel, and other centralized services. No amounts were due as of September 30, 2021.

In January 2021, the former owner of ATG made payment of $7,873 in severance to former employees of ATG which will be reimbursed by the Company. Expense of $6,320 was recognized in research and development expenses and $1,552 was recognized in selling, general, and administrative expenses in the six months ended June 30, 2021. No amounts were due as of September 30, 2021.

We recognized $4,450 in the nine months ended September 30, 2021 in selling, general, and administrative expenses for the transition service agreement with the former owner of ATG. As of September 30, 2021, $1,363 of related party payables was recorded on the consolidated balance sheet.

(15)	Subsequent Events

On November 3, 2021, the Company completed a merger into RTPY Merger Sub Inc. (“Merger Sub”), a wholly owned subsidiary of Reinvent Technology Partners Y (“RTPY”). RTPY was renamed Aurora Innovation, Inc. on completion of the merger. All outstanding shares of the Company’s capital stock together with shares of common stock reserved in respect of equity awards outstanding were cancelled in exchange for the right to receive capital stock or the right to receive capital stock of Aurora Innovation, Inc.

The merger closing results in the recognition of $47,090 of stock-based compensation expense related to RSUs where the vesting condition was met but the liquidity event performance condition was not considered probable as of September 30, 2021.

Exhibit 99.2

AURORA MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of Aurora should be read together with Aurora’s unaudited financial statements as of and for the nine months ended September 30, 2021 and 2020 together with related notes thereto, included in Exhibit 99.1 of this Amendment. The following discussion contains forward-looking statements that reflect future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside of Aurora’s control. Auroras actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” included in the final prospectus and definitive proxy statement (the “Proxy Statement/Prospectus”) dated October 8, 2021.

Percentage amounts included in this discussion and analysis have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements. Certain other amounts that appear may not sum due to rounding.

Unless otherwise indicated or the context otherwise requires, references in this Aurora Management’s Discussion and Analysis of Financial Condition and Results of Operations section to “Aurora,” “we,” “us,” “our” and other similar terms refer to Aurora Innovation, Inc. and subsidiaries.

Aurora’s Business

Aurora is developing the Aurora Driver based on what it believes to be the most advanced and scalable suite of self-driving hardware, software, and data services in the world to fundamentally transform the over $9 trillion global transportation market. The Aurora Driver is designed as a platform to adapt and interoperate amongst vehicle types and applications. To date, it has been successfully integrated into eight different vehicle platforms: from passenger vehicles to light commercial vehicles to Class 8 trucks. By creating one driver system for multiple vehicle types and use cases, Aurora’s capabilities in one market reinforce and strengthen its competitive advantages in others. For example, highway driving capabilities developed for trucking will carry to highway segments driven by passenger vehicles in ride hailing applications. We believe this approach will enable us to target and transform multiple massive markets, including the $4 trillion global trucking market, the $5 trillion global passenger mobility market, and the $400 billion U.S. local goods delivery market.

We expect that the Aurora Driver will ultimately be commercialized in a Driver as a Service (“DaaS”) business model, in which we will supply self-driving technology. We do not intend to own nor operate a large number of vehicles ourselves. Throughout commercialization, we expect to earn revenue on a fee per mile basis. We intend to partner with OEMs, fleet operators, and other third parties to commercialize and support Aurora-powered vehicles. We expect that these strategic partners will support activities such as vehicle manufacturing, financing and leasing, service and maintenance, parts replacement, facility ownership and operation, and other commercial and operational services as needed. During the start of commercialization, though, we expect to briefly operate our own logistics and mobility services, where we own and operate a small fleet of vehicles equipped with our Aurora Driver. This level of control is useful during early commercialization as we will define operational processes and playbooks for our partners.

We intend to launch trucking as our first driverless product, as we believe that is where we can make the largest impact the fastest, given the massive industry demand, attractive unit economics, and the ability to deploy on high volume highway-focused routes. From there, we plan to leverage the extensibility of the Aurora Driver to deploy and scale into the passenger mobility and local goods delivery markets.

Our Business Model

The Aurora Driver will be delivered as a service. We intend to partner with our ecosystem of OEMs, fleet operators, and mobility and logistics services, and other third parties to commercialize and support Aurora-powered vehicles. Our business model is for fleet owners to purchase Aurora Driver-powered vehicles from our OEM partners, subscribe to the Aurora Driver, and utilize Aurora-certified fleet service partners to operate autonomous mobility and logistics services. In many instances, the same party may play multiple roles: for example, our OEM partners will in certain cases also provide maintenance services and act as a fleet operator. We expect this DaaS model to enable an asset-light and high margin revenue stream for Aurora, while allowing us to scale more rapidly through partnerships.

Significant Events and Transactions

Business Combination

On July 14, 2021, Aurora entered into the Merger Agreement with RTPY. Pursuant to the Merger Agreement, on November 3, 2021 Merger Sub, a newly formed subsidiary of RTPY, merged with and into Aurora, with Aurora surviving as a wholly owned subsidiary of RTPY, which was renamed Aurora Innovation, Inc. (the “Business Combination”). Aurora was deemed the accounting predecessor and the post-combination company will be the successor SEC registrant, which means that Aurora’s financial statements for previous periods will be disclosed in the Company’s future periodic reports filed with the SEC.

The Business Combination is anticipated to be accounted for as a reverse recapitalization. Under this method of accounting, RTPY will be treated as the acquired company for financial statement reporting purposes. Under the terms of the Business Combination, Merger Sub merged with and into Aurora, with Aurora surviving as a wholly owned subsidiary of Aurora Innovation, Inc., at an estimated equity value of $12.2 billion. Cash proceeds, after expenses, from the Business Combination will fund up to approximately $1.2 billion of cash to Aurora’s balance sheet. The cash components of the Business Combination was funded by RTPY’s cash in trust of $174.5 million (net of redemptions and transaction costs) as well as a $1.0 billion private placement of common stock at $10 per share from various institutional investors. As a consequence of the Business Combination, Aurora became the successor to a SEC-registered and Nasdaq-listed company, which will require Aurora to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. Aurora expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees.

Apparate Business Combination

On January 19, 2021, Aurora acquired 100% of the voting interests of Apparate, the self-driving technology division of Uber. The acquisition date fair value of the consideration transferred was approximately $1.9 billion, which consisted of both preferred and common stock issued to the shareholders of Apparate. Aurora accounted for the acquisition as a business combination and recognized the assets acquired and liabilities assumed at fair value on the date of acquisition. The excess of purchase consideration over the fair value of the assets acquired was recorded as goodwill.

COVID-19 Impact

The spread of COVID-19 caused us to modify our business practices (including reducing employee travel, recommending that all non-essential personnel work from home and cancelling or reducing physical participation in activities, meetings, events and conferences), and we may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, suppliers, and business partners. In recent months, Aurora implemented a voluntary return to office policy for its employees, and we expect a full return to office to be possible in the coming months.

All of our products and services are in a research phase of development and do not involve physical customer interaction. Therefore, our ability to meet our business expectations and customers’ needs has not been materially impaired due to this COVID-19 pandemic. Even though the global economic implications remain uncertain, this pandemic has not yet had any measurable material impact on our operating results. At the same time, we will continue to actively monitor the pandemic situation and may take further actions to modify our business practices as may be required by federal, state, or local authorities or that we determine are in the best interests of our employees and customers.

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Key Factors Affecting Our Results

Our financial position and results of operations depend to a significant extent on the following factors:

Development of Our Technology

Since Aurora’s inception, we have focused on attracting and retaining best-in-class talent to solve self-driving’s most difficult challenges. We continue to invest heavily in employee recruitment and retention to advance our technology. Additionally, our team has made purposeful and foundational technological investments in key aspects of self-driving hardware and software. We believe these early investments in our technology will enable us to move toward commercialization more safely and quickly than would otherwise be possible. When we have deemed it to be beneficial, we have entered into strategic acquisitions to expand and accelerate our technology development.

We believe that our developmental approach provides us with meaningful technological advantages in areas such as our lidar technology, fusion of machine learning and engineered approaches, common driver platform, virtual testing, and high definition maps. The successful execution of these details of self-driving technology is what we believe will allow us to differentiate ourselves by developing leading self-driving technology that can safely and reliably navigate its environment. By developing a substantial part of this technology in-house, we ensure that the various inputs and components of our autonomy stack integrate successfully and reduce our reliance on third parties for key aspects of our commercial product offering.

While we believe we are best positioned to address advanced autonomous solutions in trucking and passenger mobility, potential competition may exist from other autonomous technology providers using other approaches. Future success will be dependent on our ability to continue to execute against our product roadmap.

Commercialization and Strategic Partnerships

We anticipate robust demand for the Aurora Driver. We intend to launch first in trucking, a $700 billion industry in the U.S. in 2019. Further, we have multiple levers for sustained growth and adjacent market opportunities, with a core strategy to focus on attractive markets with significant growth and profitability potential. We expect to penetrate into other verticals such as the ride hailing market, $35 billion in the U.S., and local goods delivery market, $100 billion in the U.S, both of which have significant growth potential. Each such market also has a potentially significant global opportunity that we intend to address over time.

Key customers in trucking include for-hire carriers and private fleets. To meet these customers’ needs, we have formed strategic partnerships with two leading truck OEMs who together represent approximately 50% of the U.S. Class 8 truck sales. Aurora’s strategic partnerships with truck OEMs include PACCAR (representing Peterbilt & Kenworth brands) and Volvo Trucks. Our OEM partnerships represent an ability to deploy self-driving trucks at scale, allowing the Aurora Driver to expand quickly. Currently, there is a significant driver shortage and we expect to provide access to safe, efficient, and consistent operation at an attractive total cost of ownership (“TCO”). We see our existing partner base as a substantial competitive advantage.

Our second commercial use case will be passenger mobility. In this space, we have formed strategic partnerships with Uber and Toyota, which will be key enablers to our growth in this segment. Currently, our ten-year agreement with Uber provides us access to Uber network data to refine market selection, to enable better roadmap prioritization, and to optimize commercial fleet operations in an effort to further develop and monetize our Aurora Driver for passenger mobility. We are collaborating with Toyota to integrate the Aurora Driver into driverless-capable Toyota Sienna minivans. Over time, we anticipate the Aurora Driver will allow ride hailing to be offered at price points that are more cost-competitive with personal vehicle ownership.

The ability of Aurora to achieve profitability depends upon progression of technological and commercial milestones in order to meet required volumes and economies of scale to cover overhead. Delays in development timelines or technological integration with third parties that Aurora is currently or will be working with could result in Aurora being unable to achieve its revenue targets and profitability in the time frame it anticipates.

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We intend to pursue additional partnerships to support fleet operations and broaden our commercialization opportunities. The successful progression of our partnerships is expected to result in Aurora Driver integrations that scale each year as we successfully implement the DaaS business model.

Should Aurora’s assumptions about the commercialization of its technology prove overly optimistic or if Aurora is unable to develop, obtain, or progress third party partnerships into successful commercialization of the Aurora Driver, Aurora may fail to generate operating cash flow and may incur delays to its ability to achieve profitability. This may also lead Aurora to make changes in its go-to-market plans, which could result in unanticipated delays or cost overruns, which could in turn adversely impact margins and cash flows.

Economies of Scale, Sales and Marketing, & Competition

We believe that our DaaS model will give us the opportunity to establish high margin unit economics when operating at scale. Our future performance will depend on our ability to deliver on these economies of scale with higher volume. We believe our business model is positioned for scalability by leveraging third party partnerships so that Aurora can focus its efforts on core technology development. We expect revenue will be based on miles traveled for each truck equipped with the Aurora Driver. For the first two years of commercial operations we expect our product will primarily consist of our own fleet that we own and operate. Over those two years, we plan to transition to our DaaS model wherein we will provide the Aurora Driver to external fleet owners on a per mile subscription basis.

Once we have transitioned to DaaS we plan to operate in a capital light model and do not expect that we will require significant capital expenditures as revenues grow. Improvements from scale are expected to increase truck gross margins. Achievement of this scale is further dependent on our ability to transition from owning our fleet to the DaaS model within our expected time frame.

While we expect to achieve and maintain high margins on the Aurora Driver technology for trucking and passenger mobility, emergence of competition in advanced autonomous driving technologies may negatively impact pricing, margins, and market share. As we operate on a fee per mile basis, it is possible that competition may lead to pricing pressure and lower margins that negatively impact operating results. However, we believe our unique technology provides a compelling value proposition for favorable margins and unit economics in industries with increasing demand for driver supply. We expect our gross margin to increase as miles traveled projections are met, our DaaS model is implemented, and we reduce operating costs. If we do not generate the margins we expect upon commercialization of our DaaS model, we may be required to raise additional debt or equity capital, which may not be available or may only be available on terms that are onerous to our stockholders.

Key Components of Sales and Expenses

Basis of Presentation

Currently, we conduct business through one operating segment. Substantially all our property and equipment are maintained in, and our losses are attributable to, the United States. The consolidated financial statements include the accounts of Aurora Innovation, Inc., and its wholly owned subsidiaries. See Note 2 to Aurora’s financial statements included in the Proxy Statement/Prospectus beginning on page F-39 for more information on the basis of presentation and operating segments.

Revenue

In 2019, Aurora recognized development services revenue based on contracts in force at the time. Aurora does not expect development services revenue to continue into the future. Development services revenue was derived from revenue earned on non-recurring development service agreements to research, design, and implement the Aurora Driver. Development services are recognized over time as we perform the underlying services and satisfy the performance obligations. Revenue allocable to hardware design and development services are recognized over time based on the hours incurred.

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In January 2021, we entered into a collaboration framework agreement with Toyota with the intention of deploying the Aurora Driver into a fleet of Toyota Sienna vehicles, subject to further agreement of a collaboration project plan. In April 2021, we received a $50 million payment from Toyota as a part of this collaboration agreement and it is recorded as a contract liability pending finalization of the project plan. In August 2021, the project plan was agreed and signed which includes $100 million in fees expected to be collected in 2022 in addition to the $50 million received in April 2021. The total consideration received is recognized as revenue using the input measure of hours expended as a percentage of total estimated hours to complete the project. $55.6 million was recognized in the nine months ended September 30, 2021.

Once we reach commercialization, our DaaS business model will become our primary revenue source. We expect to derive recurring revenue from per-mile fees charged to users of the Aurora Driver. Recognition of this future revenue will be subject to the terms of any arrangements with our partners or users, which have not yet been negotiated. To date, we have not recorded any revenue under this model.

Cost of Revenue

Cost of revenue consists of costs related to development services revenue, which is comprised of costs associated with delivering customer hardware design and development services for operating a customer’s vehicle platform with the Aurora Driver. These costs consist primarily of payroll, payroll-related expense, stock-based compensation and allocated overhead incurred as the Company performs the underlying services related to satisfying the performance obligations under the development services agreements.

As we transition towards commercialization, we expect cost of revenue to increasingly be comprised of costs needed to support the Aurora Driver. We expect these costs may include, but not be limited to, insurance, teleassistance service, telecom connectivity, cloud services, hardware, and OEM licensing fees. In early commercialization, where Aurora will operate a fleet, we expect we will incur additional cost of revenue, for example fuel costs, that we do not expect to continue significantly as we transition to our DaaS model. As this represents a new offering, we will evolve the specifics of our service bundle in partnership with our customers.

Research and Development

Research and development costs are expensed as incurred. Research and development costs consist of payroll, hardware and electrical engineering prototyping, cloud computing, data labeling, and third-party development services, as well as costs associated with vehicle operations for our test fleet of vehicles. These costs are included within research and development within the statement of operations. We expect our research and development expenses to increase in absolute dollars as we increase our investment in scaling our proprietary technologies.

Selling, General and Administrative

Selling, general and administrative costs consist primarily of personnel-related expenses such as salaries, wages and benefits as well as stock-based compensation. Selling, general and administrative also includes professional service fees, marketing and other general corporate expenses.

Following the completion of this offering, we expect to incur additional selling, general and administrative expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and stock exchange listing standards, additional insurance expenses, investor relations activities, and other administrative and professional services. We also expect to increase the size of our selling, general and administrative function to support the growth of our business. As a result, we expect that our selling, general and administrative expenses will increase in absolute dollars.

Interest Income

Aurora earns interest income through investments in money market securities and U.S. Treasury securities, which are classified as both cash and cash equivalents and short-term investments on the statement of financial position and are classified as available-for-sale.

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Income Tax Expense (Benefit)

Provision for income taxes consists of U.S. federal and state income taxes and income taxes. Since inception, we have incurred operating losses. We have a valuation allowance for net deferred tax assets, including federal and state net operating loss carryforwards and research and development credit carryforwards. We expect to maintain this valuation allowance until it becomes more likely than not that the benefit of our federal and state deferred tax assets will be realized by way of expected future taxable income.

Results of Operations

Comparison of the Nine Months Ended September 30, 2021, to Nine Months Ended September 30, 2020

The following table sets forth a summary of our consolidated results of operations for the periods indicated, and the changes between periods.

	Nine Months ended September 30,
	2021	2020	$ Change	% Change
(in thousands, except for percentages)
Collaboration revenue	$55,599	$—	$55,599	n/m (1)
Operating expenses:
Research and development	477,056	127,893	349,163	273.01%
Selling, general, and administrative	80,224	23,627	56,597	239.54%

Total operating expenses	557,280	151,520	(405,760)	267.79%

Loss from operations	(501,681)	(151,520)	(350,161)	231.10%

Other income (expense):
Interest and other income	403	3,642	(3,239)	-88.93%
Other expense	(5,141)	(39)	(5,102)	n/m (1)

Loss before income taxes	(506,419)	(147,917)	(358,502)	242.37%
Income tax benefit	(2,643)	1	(2,644)	n/m (1)

Net loss	$(503,776)	$(147,918)	$(355,858)	$240.58%

(1)	Not meaningful.

Collaboration revenue

Collaboration revenue was $55.6 million for the nine months ended September 30, 2021 due to revenue recognized related to the collaboration agreement with Toyota signed in 2021.

Research and Development

Research and development increased by $349.2 million for the nine months ended September 30, 2021, or 273.0%, to $477.1 million in 2021 from $127.9 million in 2020, primarily driven by an increase in headcount from acquisitions and from continued hiring to effectively scale the growth of our business. Payroll costs related to research and development increased $168.3 million, non-payroll hardware development costs increased $10.5 million, non-payroll software development costs increased $39.9 million, and stock-based compensation increased $101.4 million.

Selling, General and Administrative

Selling, general, and administrative expense increased by $56.6 million for the nine months ended September 30, 2021, or 239.53%, to $80.2 million in the nine months ended September 30, 2021 from $23.6 million in the nine months ended September 30, 2020, primarily driven by an increase in professional services costs of $18.9 million and an increase in payroll costs of $21.2 million from continued hiring to effectively support the growth of our business.

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Interest and Other Income

Interest and other income decreased by $3.2 million for the nine months ended September 30, 2021, or 88.9%, to $0.4 million in the nine months ended September 30, 2021 from $3.6 million in the nine months ended September 30, 2020, primarily driven by investments in money market accounts with lower interest rates.

Other Expense

Other expense increased by $5.1 million for the nine months ended September 30, 2021 to $5.1 million in the nine months ended September 30, 2021 from $0.1 million in the nine months ended September 30, 2020. The increase was primarily driven by the loss on disposal of IT equipment of $3.3 million and the $1.7 million impairment of acquisition related assets that are no longer in use.

Income Tax Benefit

Income tax benefit was $2.6 million for the nine months ended September 30, 2021 due to the release of a deferred tax asset valuation allowance as a result of deferred tax liabilities incurred from the acquisition of OURS Technology, Inc.

Liquidity and Capital Resources

We have financed our operations primarily through the sale of redeemable convertible preferred stock, which has historically been sufficient to meet our working capital and capital expenditure requirements. As of September 30, 2021, our principal sources of liquidity were $630.4 million of cash and cash equivalents, exclusive of short-term restricted cash of approximately $0.2 million and long-term restricted cash of approximately $13.3 million. Cash and cash equivalents consist primarily of money market funds.

In 2019, we sold 69,146,470 shares of Series B redeemable convertible preferred stock at $9.2403 per share for net proceeds of approximately $634.0 million, before taking into account repurchases of 17,290 and 57,620 shares of Series B redeemable convertible preferred stock at $9.2403 per share in 2019 and 2020, respectively. We did not issue any redeemable convertible preferred stock in 2020. In 2021, we sold 20,349,230 shares of Aurora’s Series U-2 redeemable convertible preferred stock at $19.66 per share for net proceeds of approximately $397.9 million. We have incurred negative cash flows from operating activities and significant losses from operations in the past as reflected in our accumulated deficit of $839.5 million as of September 30, 2021. We expect to continue to incur operating losses for at least the next 12 months due to the investments that we intend to make in our business and, as a result, we may require additional capital resources to grow our business. We believe our cash on hand together with the proceeds from our sale of redeemable convertible preferred stock and the cash proceeds from the Business Combination and the related private placement will be sufficient to meet our working capital and capital expenditure requirements for a period of at least twelve months from the date of this Amendment.

On a pro forma basis, assuming the Business Combination closed on September 30, 2021, our cash and cash equivalents would have amounted to $1.8 billion. We may need additional funding due to changing business conditions or other developments, including unanticipated regulatory developments and competitive pressures. Our future capital requirements will depend on several factors, including but not limited to, the rate of our growth, our ability to attract

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and retain customers and partnerships and their willingness to pay for our services, and the timing and extent of spending to support our efforts to develop our Aurora Driver. Further, we may enter into future arrangements to acquire or invest in businesses, products, services, strategic partnerships, and technologies. To the extent that our current resources are insufficient to satisfy our cash requirements, we may need to seek additional equity or debt financing. If the needed financing is not available, or if the terms of financing are less desirable than we expect, we may be forced to scale back our existing operations, which could have an adverse impact on our business and financial prospects.

Cash Flows

The following table summarizes our cash flows for the periods indicated (in thousands):

	Nine Months ended September 30,
	2021	2020
(in thousands)
Net cash used in operating activities	$(420,854)	$(133,785)
Net cash provided by investing activities	262,311	322,450
Net cash provided by financing activities	402,571	346
Net increase in cash	244,028	189,011
Cash, cash equivalents, and restricted cash, beginning of period	399,828	246,972

Cash, cash equivalents, and restricted cash, end of period	$643,856	$435,983

Cash Flows Used in Operating Activities

Net cash used in operating activities increased by $287.1 million from September 30, 2020 to September 30, 2021 due to increases in spending on research and development and selling, general, and administrative expenses, primarily driven by increases in payroll related expenses due to an increase in headcount.

Net cash used in operating activities is $420.9 million for the nine months ended September 30, 2021, primarily related to normal cash operating expenses, including research and development and selling, general and administrative expenses. Changes in operating assets and liabilities decreased cash flows from operations by $77.3 million, primarily due to decreases in accrued expenses and other current and non-current liabilities of $45.2 million and operating lease liabilities of $16.8 million.

Net cash used in operating activities of $133.8 million for the nine months ended September 30, 2020, primarily related to normal cash operating expenses, including research and development and selling, general and administrative expenses.

Cash Flows Provided by Investing Activities

Net cash provided by investing activities decreased by $60.1 million from September 30, 2020 to September 30, 2021, primarily due to a decrease in the net cash provided from maturities and purchases of short-term investments of $324.9 million, partially offset by net cash acquired in the purchase of businesses of $294.4 million.

Net cash provided by investing activities is $262.3 million for the nine months ended September 30, 2021, due to net cash acquired in the purchase of businesses of $294.4 million partially offset by $32.1 million in purchases of property and equipment.

Net cash provided by investing activities is $322.5 million for the nine months ended September 30, 2020, primarily due to maturities of short-term investments of $445.0 million partially offset by purchases of short-term investments of $120.1 million.

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Cash Flows Provided by Financing Activities

Net cash provided by financing activities increased by $402.2 million from September 30, 2020 to September 30, 2021, due to net proceeds from the issuance of Series U-2 preferred stock of $397.9 million during 2021.

Net cash provided by financing activities is $402.6 million for the nine months ended September 30, 2021, primarily due to net proceeds from the issuance of Series U-2 preferred stock of $397.9 million.

Net cash provided by financing activities is $0.4 million for the nine months ended September 30, 2020, due to proceeds from the issuance of common stock of $0.7 million.

Contractual Obligations, Commitments and Contingencies

Aurora may be party to various claims within the normal course of business. Legal fees and other costs associated with such actions are expensed as incurred. We assess the need to record a liability for litigation and other loss contingencies, with reserve estimates recorded if we determine that a loss related to the matter is both probable and reasonably estimable. We did not record any material losses for 2019 or 2020.

Our future contractual commitments related to future minimum payments for purchase obligations at September 30, 2021 are $20.4 million in 2021, $59.9 million in 2022, $61.2 million in 2023, $61.9 million in 2024, $64.0 million in 2025, and $27.1m thereafter. Our future contractual commitments related to future minimum payments under non-cancelable operating leases at September 30, 2021 are $5.6 million in 2021, $26.0 million in 2022, $24.4 million in 2023, $23.9 million in 2024, $22.3 million in 2025, and $79.2 million thereafter.

Our future contractual commitments related to future minimum payments for purchase obligations at December 31, 2020 are $16.5 million in 2021, $26.6 million in 2022, and $0.8 million in 2023. Our future contractual commitments related to future minimum payments under non-cancelable operating leases at December 31, 2020 are $14.0 million in 2021, $15.1 million in 2022, $14.6 million in 2023, $14.4 million in 2024, $14.6 million in 2025, and $68.1 million thereafter.

Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Preparation of the financial statements requires our management to make judgments, estimates and assumptions that impact the reported amount of net sales and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. We consider an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on our consolidated financial statements. Our significant accounting policies are described in Note 2 to our audited consolidated financial statements included in the Proxy Statement/Prospectus beginning on page F-39. Our critical accounting policies are described below.

Stock-Based Compensation

Aurora measures and records the cost of stock-based awards granted to its employees and directors based on the estimated grant-date fair value of the awards. Cost is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the award. Aurora elected to recognize the effect of forfeitures in the period they occur. Aurora determines the fair value of stock options using the Black-Scholes-Merton option pricing model, which is impacted by the following assumptions:

•

Expected Term—Aurora uses the simplified method when calculating the expected term due to insufficient historical exercise data to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

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•

Expected Volatility—As Aurora’s stock is not currently publicly traded, the volatility is based on the average historical stock volatilities of a peer group of comparable companies within the automotive and energy storage industries.

•	Expected Dividend Yield—The dividend rate used is zero as Aurora has never paid any cash dividends on its common stock and does not anticipate doing so in the foreseeable future.

•	Risk-Free Interest Rate—The interest rates used are based on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term equal to the expected life of the award.

The grant date fair value of Aurora common stock was determined with the assistance of an independent third-party valuation specialist. The grant date fair value of Aurora common stock was determined using valuation methodologies which utilizes certain assumptions, including probability weighting of events, volatility, time to liquidation, a risk-free interest rate, and an assumption for a discount for lack of marketability (Level 3 inputs). Based on Aurora’s early stage of development and other relevant factors, it determined that an Option Pricing Model (“OPM”) was the most appropriate method for allocating its enterprise value to determine the estimated fair value of Aurora common stock. We have historically used the OPM back solve analysis to estimate the fair value of Aurora common stock, which derives the implied equity value for one type of equity security from a contemporaneous transaction involving another type of security, shares of our convertible preferred stock in this instance. The estimates utilized in determining the grant date fair value for new awards will not be necessary once our shares are publicly traded.

Business Combinations

Aurora allocates the fair value of the purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates and assumptions in valuing certain intangible assets include, but are not limited to, estimated replacement cost, profit margin, opportunity cost, useful lives, and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, Aurora may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Valuation of Intangible Assets

Intangible assets with indefinite lives consist of in-process research and development (“IPR&D”). We test these assets for potential impairment annually as of December 31 of each fiscal year. These assets are tested annually for impairment until completion. The process of evaluating the potential impairment of these assets involve significant judgment regarding estimates of the future cash flows associated with each asset.

No intangible asset impairments were recorded during the years ended December 31, 2019 or 2020.

Recently Adopted and Issued Accounting Pronouncements

See Note 2 in our condensed consolidated financial statements attached as Exhibit 99.2 to Amendment No. 1 to for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this Amendment.

Emerging Growth Company Accounting Election

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. RTPY was an “emerging growth company” as defined in Section

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2(a) of the Securities Act of 1933, as amended, and elected to take advantage of the benefits of this extended transition period. Following the consummation of the Business Combination, we expect to remain an emerging growth company at least through the end of 2021 and will have the benefit of the extended transition period. This may make it difficult to compare our financial results with the financial results of other public companies that are either not emerging growth companies or emerging growth companies that have chosen not to take advantage of the extended transition period.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of market and other risks, including the effects of changes in interest rates, and inflation, as well as risks to the availability of funding sources, hazard events, and specific asset risks.

Interest Rate Risk

Our results of operations are directly exposed to changes in interest rates, among other macroeconomic conditions. Interest rate risk is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, and other factors beyond our control.

We do not believe that an increase or decrease in interest rates of 100-basis points would have a material effect on our business, financial condition or results of operations. Fluctuations in the value of our money market funds caused by a change in interest rates (gains or losses on the carrying value) are recorded in other income and are realized only if we sell the underlying securities.

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Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this Form 8-K/A and, if not defined in the Form 8-K/A, the final prospectus and definitive proxy statement, dated October 8, 2021 (the “Proxy Statement/Prospectus”).

We are providing the following unaudited pro forma condensed combined financial information to aid in the analysis of the financial aspects of the Merger. The Merger and the related transactions, as further described elsewhere in the unaudited pro forma financial information, were completed on November 3, 2021.

The following unaudited pro forma condensed combined financial information presents the combination of the financial information of RTPY and Legacy Aurora, adjusted to give effect to the Merger and other events contemplated by the Business Combination Agreement. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

The unaudited pro forma condensed combined balance sheet of RTPY as of September 30, 2021 combines the historical balance sheet of RTPY as of September 30, 2021 and the historical consolidated balance sheet of Legacy Aurora as of September 30, 2021, adjusted to give pro forma effect to the Business Combination between RTPY and Legacy Aurora, summarized below, the PIPE Investment and certain other related events related to the Business Combination, in each case, as if the Business Combination, PIPE Investment and the other related events had been consummated on September 30, 2021.

The unaudited pro forma combined statements of operations for the year ended December 31, 2020 and for the nine months ended September 30, 2021 combine the historical statements of operations of RTPY and the historical consolidated statements of operations of Legacy Aurora for such periods on a pro forma basis as if the Business Combination and related transactions had been consummated on January 1, 2020, the beginning of the earliest period presented.

Additionally, and as further described in Note 2 to the unaudited pro forma condensed combined financial information herein, Legacy Aurora completed the acquisition of Apparate on January 19, 2021. The acquisition of Apparate was deemed to be a material transaction that is separate from the Business Combination. The unaudited pro forma combined statements of operations for the year ended December 31, 2020 and for the nine months ended September 30, 2021 combine the historical statements of operations of Legacy Aurora and Apparate as if the acquisition of Apparate had occurred on January 1, 2020, the beginning of the earliest period presented. The acquisition of Apparate is reflected in the balance sheet of Legacy Aurora as of September 30, 2021.

The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and the accompanying notes:

•

the historical audited financial statements of RTPY as of December 31, 2020 and for the period from October 2, 2020 (inception) through December 31, 2020 included in the Proxy Statement/Prospectus and incorporated herein by reference;

•

the historical unaudited condensed financial statements of RTPY as of and for the nine months ended September 30, 2021, the related notes, and Management’s Discussion and Analysis of Financial Condition and Results of Operations, included in Aurora’s Form 10-Q filed with SEC on November 15, 2021 and incorporated herein by reference;

•	the historical audited financial statements of Legacy Aurora as of and for the year ended December 31, 2020 included in the Proxy Statement/Prospectus and incorporated herein by reference;

•

historical unaudited condensed consolidated financial statements of Legacy Aurora as of and for the nine months ended September 30, 2021, the related notes, and Management’s Discussion and Analysis of Financial Condition and Results of Operations, filed as Exhibit 99.1 and 99.2, respectively, to this Amendment No. 1 to Current Report on Form 8-K/A and incorporated herein by reference;

•

the historical audited consolidated financial statements of Apparate, as of and for the year-ended December 31, 2020, included in the Proxy Statement/Prospectus and incorporated herein by reference; and

•	other information relating to RTPY and Legacy Aurora included in the Proxy Statement/Prospectus and are incorporated herein by reference.

The unaudited pro forma condensed combined financial information should be read together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in the Proxy Statement/Prospectus and are incorporated herein by reference.

The unaudited pro forma combined financial statements do not necessarily reflect what the Company’s financial condition or results of operations would have been had the Business Combination occurred on the dates indicated. The unaudited pro forma combined financial information also may not be useful in predicting the future financial condition and results of operations of the Company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

Description of the Business Combination and the related transactions

The Domestication, Merger, PIPE Investment and accompanying transactions may be summarized as follows:

•	RTPY changed its jurisdiction of incorporation from the Cayman Islands to the State of Delaware;

•

RTPY entered into the Merger Agreement with Merger Sub and Legacy Aurora, pursuant to which, among other things, following the Domestication, (i) Merger Sub merged with and into Legacy Aurora, the separate corporate existence of Merger Sub ceased and Legacy Aurora became the surviving corporation and a wholly owned subsidiary of RTPY, and RTPY was renamed Aurora Innovation, Inc.;

•

Prior to the effective time of the Merger, Legacy Aurora adopted the Amended and Restated Certificate of Incorporation (the “A&R Certificate of Incorporation”) to implement a dual class structure, pursuant to which (i) Legacy Aurora authorized and issued the Aurora Class B Stock and (ii) each existing share of Legacy Aurora Series A Preferred Stock or Legacy Aurora Series B Preferred Stock issued and outstanding as of immediately prior to the Conversion Amendment (as defined below) was provided the right to convert each such share, from and following the Conversion Amendment, into one share of Legacy Aurora Class B Stock ((i) and (ii) together, the “Conversion Amendment”). For the avoidance of doubt, all rights, preferences, privileges and powers of, and restrictions provided for the benefit of the Legacy Aurora Series Seed 1 Preferred Stock, Legacy Aurora Series Seed 2 Preferred Stock, Legacy Aurora Series U-1 Preferred Stock, Legacy Aurora Series U-2 Preferred Stock or Legacy Aurora Series B-1 Preferred Stock remained unchanged by the Conversion Amendment;

•

Prior to the effective time of the Merger, but immediately subsequent to the Conversion Amendment, and pursuant to the terms of the A&R Certificate of Incorporation, each share of Legacy Aurora Series Seed 1 Preferred Stock, Legacy Aurora Series Seed 2 Preferred Stock, Legacy Aurora Series U-1 Preferred Stock, Legacy Aurora Series U-2 Preferred Stock or Legacy Aurora Series B-1 Preferred Stock automatically converted into one share of Legacy Aurora common stock (the “Preferred Stock Conversion”);

•

Prior to the effective time of the Merger, but immediately subsequent to the Conversion Amendment, and pursuant to certain contractual exchange agreements with Legacy Aurora, each share of Legacy Aurora common stock held by the Aurora Founders was exchanged for one share of Legacy Aurora Class B Stock (the “Exchange” and, together with the Conversion Amendment and the Preferred Stock Conversion, the “Pre-Closing Restructuring”);

•

Upon the consummation of the Merger, Legacy Aurora Stockholders received an aggregate of 1,100,000,000 shares of Legacy Aurora common stock (at a deemed value of $10.00 per share), which, in the case of Legacy Aurora Awards, were shares underlying awards based on Legacy Class A Common Stock, representing a pre-transaction equity value of Aurora of $11.0 billion (such total number of shares of Legacy Aurora common stock, the “Aggregate Merger Consideration”). Specifically, after giving effect to the Pre-Closing Restructuring, (a) each share of Legacy Aurora common stock was cancelled and converted into the right to receive a number of shares of Class A Common Stock equal to the quotient obtained by dividing (i) the Aggregate Merger Consideration by (ii) the aggregate fully diluted number of shares of Legacy Aurora capital stock (the “Exchange Ratio”) and (b) each share of Legacy Aurora Class B Stock will be cancelled and converted into the right to receive a number of shares of Class B Common Stock equal to the Exchange Ratio of approximately 2.1708. The portion of the Aggregate Merger Consideration reflecting the conversion of the Legacy Aurora Awards was calculated assuming that all Legacy Aurora Options are net-settled. Holders of Legacy Aurora common stock received Class A Common Stock and holders of Legacy Aurora Class B Stock received Class B Common Stock. Accordingly, 513,575,373 shares of Class A Common Stock and 481,107,977 shares of Class B Common Stock were issued as outstanding shares to Legacy Aurora Stockholders upon completion of the Business Combination;

•

82,432,681 shares have been reserved for the potential future issuance of Class A Common Stock upon the exercise of Aurora Options and 34,698,749 shares have been reserved for the potential future issuance of Class A Common Stock upon the settlement of Aurora RSU Awards based on the following transactions contemplated by the Merger Agreement:

•

The conversion of all outstanding Legacy Aurora Options into options exercisable for shares of Class A Common Stock with the same terms except for the number of shares exercisable and the exercise price, each of which will be adjusted using the Exchange Ratio;

•

The conversion of all outstanding Legacy Aurora RSU Awards into awards of restricted stock units based on shares of Class A Common Stock with the same terms, except the number of restricted stock units comprising the award will be adjusted using the Exchange Ratio;

•	Aurora issued and sold 100,000,000 shares of Class A Common Stock at $10.00 per share to the PIPE Investors pursuant to the PIPE Investment;

•	75,458,911 of RTPY Class A ordinary shares were redeemed by RTPY public shareholders in connection with the Business Combination for an aggregate redemption price of approximately $754.6 million;

•	17,434,414 Sponsor Shares were forfeited as a result of the above redemptions;

•

1,720,772 shares of Aurora Class A common stock was issued as a result of conversion of Class B ordinary shares of RTPY owned by the Sponsor in the Domestication and become subject to a lock-up (but not price-based vesting) until the first anniversary following the completion of the Business Combination. Such shares represent 25% of the Remaining Sponsor Shares;

•

Additionally, 5,162,314 shares of Aurora Class A common stock issued as a result of the conversion of Class B ordinary shares of RTPY owned by the Sponsor in the Domestication have been immediately subject to both price-based vesting provisions and lock-up provisions. Such shares represent 75% of the Remaining Sponsor Shares; and

•

The Sponsor Shares subject to both price-based vesting provisions and a lock-up will consist of three tranches, equaling 1,720,772, 1,720,771 and 1,720,771 shares of Aurora Class A common stock for the first tranche, the second tranche and the third tranche, respectively, as follows:

•

Tranche I: Tranche I has (i) a price-based vesting trigger based on the trading price of Aurora common stock exceeding $15.00 on a 20-trading day volume-weighted average price measurement basis and (ii) a lock up of two years following the completion of the Business Combination.

•

Tranche II: Tranche II has (i) a price-based vesting trigger based on the trading price of Aurora common stock exceeding $17.50 on a 20-trading day volume-weighted average price measurement basis and (ii) a lock up of three years following the completion of the Business Combination.

•

Tranche III: Tranche III has (i) a price-based vesting trigger based on the trading price of Aurora common stock exceeding $20.00 on a 20-trading day volume-weighted average price measurement basis and (ii) a lock up of four years following the completion of the Business Combination.

If the price-based vesting conditions have not been met prior to or on the 10th anniversary from the completion of the Business Combination, any unvested Sponsor Shares are forfeited. Additionally, upon a change in control event, all of the Sponsor Shares become vested and are released from the lock-up.

Accounting for the Business Combination

The Business Combination is accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, RTPY will be treated as the acquired company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Aurora issuing shares for the net assets of RTPY, accompanied by a recapitalization.

Aurora has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•	Legacy Aurora Stockholders have the largest voting interest in the post-combination company;

•	Legacy Aurora will have the ability to appoint the majority of the members of the Aurora Board;

•	Legacy Aurora will comprise the ongoing operations of Aurora;

•	Legacy Aurora management hold executive management roles (including Chief Executive Officer, among others) in the post-combination company and are responsible for the day-to-day operations; and

•	The post-combination company assumed the Aurora branded name: Aurora Innovation, Inc.

Accordingly, the net assets of RTPY will be recognized at historical cost (which is expected to be consistent with carrying value), with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be presented in future financial reports as those of Aurora.

The unvested Sponsor Shares are expected be classified as a liability measured at fair value as at the date of the Business Combination, subject to subsequent remeasurement at each reporting date until the liability is settled in accordance with the vesting terms or the Sponsor Shares are forfeited upon the 10th anniversary. Public and private warrants of RTPY are not expected to be modified as a result of the Business Combination, resulting in no accounting impact upon consummation of Business Combination.

All outstanding capital stock of Legacy Aurora were converted into shares of common stock of Aurora based on the Exchange Ratio, with the corresponding increase in the par value of common stock being recognized against additional paid-in capital. Outstanding vested and unvested share-based awards of Legacy Aurora (including options and RSUs) were converted into the right to receive upon vesting or exercise such awards for common shares of Aurora, adjusted proportionately based on the Exchange Ratio. Because no terms of such share-based awards were modified upon consummation of the Business Combination, no accounting impact for such outstanding awards is expected. For pro forma presentation purposes, the Exchange Ratio is approximately 2.1708.

Basis of Pro Forma Presentation

The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information of Aurora upon consummation of the Business Combination and other events contemplated by the Merger Agreement. Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial information are described in the accompanying notes.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination occurred on the dates indicated. Any additional Business Combination proceeds remaining after the payment of redeeming RTPY shareholders, the payment of underwriter fees and the payment of transaction costs related to the Merger are expected to be used for other general corporate purposes. Further, the unaudited pro forma condensed combined financial information does not purport to project the future operating results or financial position of Aurora following the completion of the Business Combination. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed. RTPY and Aurora have not had any historical relationship prior to the transactions, accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The following summarizes the pro forma Aurora common stock issued and outstanding immediately after the Business Combination and the related ownership percentages.

(in millions)	Number of Shares	Percentage of Outstanding Shares
Legacy Aurora Stockholders(1)	1,047.0	93.6%
Sponsor, Sponsor Related PIPE Investor and RTPY independent directors(2)	9.3	0.8%
RTPY’s public shareholders(3)	22.3	2.0%
Third Party PIPE Investors	40.2	3.6%

Outstanding Shares	1,118.8	100.0%

(1)

Includes (i) 513.6 million shares of Class A Common Stock (ii) 481.1 million shares of Class B Common Stock, and (iii) 52.4 million shares subscribed for through the PIPE by existing Legacy Aurora investors. Excludes (i) 82.4 million shares underlying the Aurora Options, whether unvested or vested, and (ii) 34.7 million shares underlying Aurora RSU Awards.

(2)

Includes 7.5 million shares to be purchased by Sponsor Related PIPE Investor as part of the PIPE Investment. Excludes 5.2 million Sponsor Shares which became subject to price-based vesting conditions in conjunction with the completion of the Business Combination.

(3)	The number of shares is net of redemptions of approximately 75.5 million RTPY Class A ordinary shares at redemption price of approximately $10.00 per share.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2021

(in thousands)

	RTPY (Historical)	Legacy Aurora (Historical)	Transaction Accounting Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$263	$630,374	$1,144,393	A	$1,775,030
Restricted cash, current	—	182	—		182
Contract asset	—	5,599	—		5,599
Prepaid expenses and other current assets	1,117	28,391	(4,534)	B	24,974

Total current assets	1,380	664,546	1,139,859		1,805,785
Cash held in trust account	977,556	—	(977,556)	C	—
Property and equipment, net	—	87,774	—		87,774
Operating lease right-of-use assets	—	156,167	—		156,167
Restricted cash, noncurrent	—	13,300	—		13,300
Other assets, net	—	20,328	—		20,328
Acquisition related intangible assets	—	617,200	—		617,200
Goodwill	—	1,111,197	—		1,111,197

Total assets	$978,936	$2,670,512	$162,303		$3,811,751

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$915	$3,408	$(8)	D	$4,315
Accrued expenses and other current liabilities	5,714	58,978	(8,558)	D	56,134
Operating lease liabilities, current	—	11,749	—		11,749
Related party payable	969	1,363	—		2,332

Total current liabilities	7,598	75,498	(8,566)		74,530
Other liabilities	—	835	—		835
Derivative warrant liabilities	32,122	—	—		32,122
Derivative liability – Sponsor Shares	—	—	46,941	E	46,941
Deferred legal fees and underwriting commissions	34,231	—	(34,231)	F	—
Operating lease liabilities, long-term	—	139,106	—		139,106
Deferred tax liability	—	3,203	—		3,203

Total liabilities	73,951	218,642	4,144		296,737

Redeemable convertible preferred stock	—	2,161,145	(2,161,145)	G	—
Common shares subject to possible redemption	977,500	—	(977,500)	H	—
Stockholders’ equity (deficit):
RTPY Class B Ordinary Shares	2	—	(2)	I	—
Class A Common Stock	—	—	6	J	6
Class B Common Stock	—	—	5	K	5
Legacy Aurora common stock	—	25	(25)	L	—
Additional paid-in capital	—	1,130,239	3,275,506	M	4,405,745
Retained earnings (accumulated deficit)	(72,517)	(839,539)	21,314	N	(890,742)

Total stockholders’ equity	(72,515)	290,725	3,296,804		3,515,014

Total liabilities and stockholders’ equity (deficit)	$978,936	$2,670,512	$162,303		$3,811,751

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

(in thousands, except share and per share amounts)

	For the Year Ended December 31, 2020		Apparate Acquisition			For the period from October 2, 2020 (inception) to December 31, 2020 RTPY (Historical)
	Legacy Aurora (Historical)	Apparate (Historical)	Transaction Accounting Adjustments		Pro Forma Combined		Transaction Accounting Adjustments		Pro Forma Combined
Revenue	$—	$100,000	$(100,000)	O	$—	$—	$—		$—
Operating Expenses
Research and development	179,426	649,047	32,180	P	860,653	—	88,583	R	949,236
Selling, general and administrative	38,693	150,637	(4,042)	Q	185,288	19	5,903	S	191,210

Total operating expenses	218,119	799,684	28,138		1,045,941	19	94,486		1,140,446

Loss from operations	(218,119)	(699,684)	(128,138)		(1,045,941)	(19)	(94,486)		(1,140,446)

Interest and other income, net	3,672	2,409	—		6,081	—	—		6,081

Loss before income taxes	$(214,447)	$(697,275)	$(128,138)		$(1,039,860)	(19)	(94,486)		$(1,134,365)

Income taxes (benefit) expense	2	(1,510)	—		(1,508)	—	—		(1,508)

Net income (loss)	$(214,449)	$(695,765)	$(128,138)		$(1,038,352)	$(19)	$(94,486)		$(1,132,857)

Weighted average shares outstanding, Aurora, basic and diluted	124,743,865
Net loss per share attributable to Aurora, basis and diluted	$(1.72)
Weighted average shares outstanding – RTPY Class B ordinary shares, basic and diluted,						21,250,000
Net loss per share – Class B, basic and diluted						$(0.00)
Weighted average shares outstanding – Aurora Class A, basic and diluted									636,496,966
Net loss per share – Class A, basic and diluted									$(1.01)
Weighted average shares outstanding – Aurora Class B, basic and diluted									481,107,977
Net loss per share – Class B, basic and diluted									$(1.01)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

(in thousands, except share and per share amounts)

	For the Nine Months Ended September 30, 2021	For the Period from January 1, 2021 to January 19, 2021 Apparate (Historical)	Apparate Acquisition			For the Nine Months Ended September 30, 2021 RTPY (Historical)
	Legacy Aurora (Historical)		Transaction Accounting Adjustments		Pro Forma Combined		Transaction Accounting Adjustments		Pro Forma Combined
Revenue	$55,599	$5,108	$(5,108)	O	$55,599	$—	$—		$55,599
Operating Expenses
Research and development	477,056	26,509	(120,385)	P	383,180	—	13,619	R	396,799
Selling, general and administrative	80,224	2,367	(6,954)	Q	75,637	8,203	(263)	S	83,577

Total operating expenses	557,280	28,876	(127,339)		458,817	8,203	13,356		480,376

Loss from operations	(501,681)	(23,768)	122,231		(403,218)	(8,203)	13,356		(424,777)

Interest and other income, net	(4,738)	141	—		(4,597)	—	—		(4,597)
Fair value adjustments for warrant liability	—	—	—		—	3,038	—		3,038
Financing costs – derivative warrant liabilities	—	—	—		—	(1,111)	—		(1,111)
Income from investments held in trust account	—	—	—		—	56	(56)	T	—

Loss before income taxes	$(506,419)	$(23,627)	$122,231		$(407,815)	(6,220)	(13,412)		$(427,447)

Income taxes (benefit) expense	(2,643)	—	—		(2,643)	—	—		(2,643)

Net income (loss)	$(503,776)	$(23,627)	$122,231		$(405,172)	$(6,220)	$(13,412)		$(424,804)
Weighted average shares outstanding, used in computing net loss per share, Aurora, basic and diluted	240,949,740
Net loss per share, Aurora, basis and diluted	$(2.09)
Weighted average shares outstanding – RTPY Class A ordinary shares, basic and diluted,						97,750,000
Net loss per share – Class A, basic and diluted						$(0.05)
Weighted average shares outstanding – RTPY Class B ordinary shares, basic and diluted,						23,550,137
Net loss per share – Class B, basic and diluted						$(0.05)
Weighted average shares outstanding – Aurora Class A, basic and diluted									636,496,966
Net loss per share – Class A, basic and diluted									$(0.38)
Weighted average shares outstanding – Aurora Class B, basic and diluted									481,107,977
Net loss per share – Class B, basic and diluted									$(0.38)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1—Basis of Presentation

The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, RTPY will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Aurora issuing stock for the net assets of RTPY, accompanied by a recapitalization. The acquisition of Apparate has been treated as a business combination and has been accounted for using the acquisition method with Aurora being the accounting acquirer. Aurora has recorded the fair value of assets and liabilities acquired from Apparate.

The unaudited pro forma combined balance sheet as of September 30, 2021 assumes that the Business Combination occurred on September 30, 2021. The unaudited pro forma combined statement of operations for the year ended December 31, 2020 and for the nine months ended September 30, 2021 presents pro forma effect to the Business Combination as if it had been completed on January 1, 2020.

The unaudited pro forma combined balance sheet as of September 30, 2021 has been prepared using, and should be read in conjunction with, the following:

•	RTPY’s unaudited balance sheet as of September 30, 2021 and the related notes, included in Aurora’s Form 10-Q filed with SEC on November 15, 2021 and incorporated herein by reference; and

•	Legacy Aurora’s unaudited consolidated balance sheet as of September 30, 2021 and the related notes, filed as Exhibit 99.1 to the Form 8-K/A and incorporated herein by reference;

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2021 has been prepared using, and should be read in conjunction with, the following:

•

RTPY’s unaudited condensed statement of operations for the nine months ended September 30, 2021 and the related notes, included in Aurora’s Form 10-Q filed with SEC on November 15, 2021 and incorporated herein by reference;

•

Legacy Aurora’s unaudited condensed consolidated statement of operations for the nine months ended September 30, 2021 and the related notes, filed as Exhibit 99.1 to the Form 8-K/A and incorporated herein by reference; and

•	Apparate’s unaudited financial information provided by Apparate management, for the period from January 1, 2021 through January 19, 2021.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 has been prepared using, and should be read in conjunction with, the following:

•

RTPY’s audited statement of operations for the period between October 2, 2020 (inception) and December 31, 2020 and the related notes, included elsewhere in the Proxy Statement/Prospectus and are incorporated herein by reference;

•

Legacy Aurora’s audited statement of operations for the year ended December 31, 2020 and the related notes, included elsewhere in the Proxy Statement/Prospectus and are incorporated herein by reference; and

•

Apparate’s audited consolidated statement of operations for the year ended December 31, 2020 and the related notes, included elsewhere in the Proxy Statement/Prospectus and are incorporated herein by reference.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented. The unaudited pro forma combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination or Legacy Aurora’s acquisition of Apparate. The pro forma adjustments reflecting the closing of the Business Combination and the acquisition of Apparate are based on certain currently available information and certain assumptions and methodologies that Aurora believes are reasonable under the circumstances. The unaudited pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible such differences may be material. Aurora believes that these assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma combined financial information.

The unaudited pro forma combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of Aurora. They should be read in conjunction with the historical financial statements and notes thereto of RTPY, Legacy Aurora and Apparate.

Note 2—Apparate Transaction

On January 19, 2021, Legacy Aurora acquired 100% of the voting interests of Apparate which was a company developing self-driving technology. The acquisition of Apparate has been treated as a business combination and has been accounted for using the acquisition method.

The acquisition date fair value of the consideration transferred was approximately $1.9 billion which consisted of stock consideration. The stock consideration transferred comprised 50.9 million shares of Legacy Aurora’s Series U-1 preferred stock and 116.2 million shares of Legacy Aurora’s stock. The preferred stock was valued referencing a subsequent purchase of Legacy Aurora’s preferred stock on the same date as the acquisition. The common stock was valued based on the fair value as of January 19, 2021, as determined by a third-party valuation expert using an Option Pricing Method model. The transaction costs associated with the acquisition were approximately $15.0 million and were recorded in general and administrative expense in 2020 and 2021.

The acquisition of Apparate was determined to be a material transaction that is separate from the Business Combination between RTPY and Legacy Aurora. As part of preparing the unaudited pro forma condensed combined statement of operations, Aurora identified certain differences in classification and presentation of Apparate’s financial statements when compared to those of Legacy Aurora. The historical statement of operations of Apparate were adjusted, as shown below, to conform presentation and classification of the items noted below to presentation and classification of Legacy Aurora.

(in thousands)	For the period from January 1, 2021 through January 19, 2021		For the year ended December 31, 2020
Revenue	$5,108		$100,000
Research and development	26,509	(1)	649,047	(1)
Selling, general and administrative	2,367	(1)(2)	150,637	(1)(2)

Loss from operations	$(23,768)		$(699,684)

Interest and other income, net	141		2,409

Total other income (expense)	$141		$2,409

Loss before income taxes	$(23,627)		$(697,275)

Income tax (benefit) expense	—		(1,510)

Net loss	$(23,627)		$(695,765)

(1)

Depreciation and amortization expense were separately disclosed in the Apparate historical statement of operations. In Legacy Aurora’s statement of operations, depreciation and amortization was included as part of research and development and selling general and administrative expenses.

(2)

Sales and marketing and general and administrative expenses were separately disclosed in the Apparate historical statement of operations. In Legacy Aurora’s statement of operations, these expenses are presented together.

Note 3—Accounting Policies

Upon completion of the Business Combination, management will perform a comprehensive review of RTPY’s and Legacy Aurora’s accounting policies. As a result of the review, management may identify differences between the accounting policies of the companies which, when conformed, could have a material impact on the combined financial statements. Based on its initial analysis, management has not identified any material differences in accounting policies that would have a material impact on the unaudited pro forma condensed combined financial information.

Note 4—Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Article 11 of Regulation S-X allows for the presentation of reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Aurora has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma combined financial information.

The unaudited pro forma basic and diluted net loss per share amounts presented in the unaudited pro forma combined statements of operations are based upon the number of Aurora shares outstanding, assuming the Business Combination occurred on January 1, 2020.

The unaudited pro forma condensed combined statement of operations of Legacy Aurora for the year ended December 31, 2020 and nine months ended September 30, 2021 takes into consideration if recognition of deferred tax assets is appropriate when realization of these assets is more likely than not. Based upon the weight of all available evidence, with primary focus on Legacy Aurora’s history of recent losses and Aurora being in a net loss position on a pro forma basis, Aurora has concluded that it is not more likely than not that the recorded deferred tax assets will be realized. As a result, the tax effect of the Business Combination and related pro forma adjustments is recorded at no tax expense or benefit to Aurora. The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had RTPY and Legacy Aurora filed consolidated income tax returns during the period presented.

Adjustments to Unaudited Pro Forma Combined Balance Sheet

The pro forma Transaction Accounting Adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

A. Represents pro forma adjustments to cash and cash equivalents to reflect the following:

(in thousands)	Amount
Release of cash from trust account	$977,556	(1)
Proceeds from PIPE Investment	1,000,000	(2)
Payment of deferred underwriting fees and transaction expenses	(78,574	)(3)
Cash payment for redemptions	(754,589	)(4)

Net adjustment	$1,144,393

(1)	Reflects the reclassification of cash and cash equivalents held in the trust account that becomes available in connection with the Business Combination or to pay redeeming RTPY shareholders.
(2)

Reflects the proceeds of $1.0 billion from the issuance and sale of 100.0 million shares of Class A Common Stock, with a per share par value of $0.00001, at $10.00 per share in the PIPE Investment pursuant to the Subscription Agreements. The shares include approximately 40.2 million shares to be purchased by Third Party PIPE Investors, approximately 7.5 million shares to be purchased by Sponsor Related PIPE Investor, and approximately 52.4 million shares to be purchased by Aurora PIPE Investors. The proceeds from the PIPE Investment are reflected with corresponding pro forma adjustments to the par value of Class A Common Stock, as shown in Note 4(J), and additional paid-in capital, as shown in Note 4(M).

(3)

Reflects the settlement of approximately $78.6 million of deferred underwriting fees and transaction-related expenses at close in connection with the Business Combination. Of the total, approximately $44.3 million relates to advisory, legal, and other fees to be incurred in conjunction with the Business Combination and $34.2 million relates to RTPY’s deferred underwriting and legal fees.

The adjustments for expenses incurred in conjunction with the Business Combination are reflected as corresponding adjustments of $8,000 to accounts payable and $8.6 million to accrued expenses for amounts which had been incurred prior to and unpaid as of September 30, 2021, as further noted in Note 4(D). The remaining $35.8 million, representing estimated expenses to be incurred subsequent to September 30, 2021, is reflected as an adjustment to additional paid-in capital, as shown in Note 4(M).

From the amounts incurred prior to September 30, 2021, approximately $4.5 million, of which approximately $1.6 million had been paid prior to September 30 2021, had been capitalized as deferred transaction costs by Legacy Aurora with the adjustment for these being reflected as a reclassification from prepaid expenses and other current assets to additional paid-in capital, as described in Note 4(B).

The settlement of RTPY’s deferred underwriting commissions and legal fees, which were incurred by RTPY in conjunction with its initial public offering, are reflected with a corresponding elimination of the liabilities, as further described in Note 4(F) below. Such amounts become payable upon completion of the Business Combination.

(4)

Reflects the payment to redeeming RTPY public shareholders. The amount of redemptions is approximately 75.5 million shares at a redemption price of $10.00 per share. The corresponding adjustments are a reduction in par value of Class A Common Stock and a reduction to additional paid-in capital, as shown in Notes 4(J) and 4(M). As a result of redemptions, approximately $223.0 million of cash from the trust account was available for the payment of underwriter fees, the payment of transaction costs related to the Merger and for Aurora’s general corporate purposes.

B. Reflects the reclassification of previously deferred and capitalized transaction costs from prepaid expenses and other current assets to additional paid-in capital.

C. Reflects the release of $977.5 million of cash currently held in the trust account that became available to effectuate the Business Combination, including payment of redemptions by RTPY shareholders, and for the general use of Aurora upon completion of the Business Combination.

D. Reflects the payment of previously incurred and accrued transaction costs paid upon completion of the Business Combination.

E. Reflects recognition of the derivative liability related to the Sponsor Shares which become subject to price-based vesting upon completion of the Business Combination with a corresponding adjustment to additional paid-in capital, as further described in Note 4(M). Upon completion of the Business Combination, these Sponsor Shares will contain certain features which will require these shares to be initially classified as a liability and measured at fair value upon completion of the Business Combination and in subsequent periods. Any changes in the fair value will be reflected in earnings until the vesting conditions for such shares are met or expire. The fair value of the derivative liability is determined by using the Monte-Carlo Simulation approach, which estimates the number of Sponsor Shares expected to vest and their value based on a simulation of the post-combination company’s common stock price in the future.

F. Reflects the payment of approximately $34.2 million of deferred underwriters’ commissions and deferred legal fees incurred during RTPY’s initial public offering and due upon completion of the Business Combination.

G. Reflects conversion of Legacy Aurora preferred stock into Legacy Aurora common stock pursuant to the terms of the Merger Agreement, and as a result of the Pre-Closing Restructuring, resulting in an adjustment of $2.2 billion from temporary equity to additional paid-in capital, as shown in Note 4(M) and an adjustment of $20,000 to Legacy Aurora common stock, Note 4(L).

H. Reflects the reclassification of Class A ordinary shares of $977.5 million to permanent equity with the reclassification shown as an adjustment to par value and additional paid-in capital prior to the impact of redemptions in Note 4(J) and Note 4(M).

I. Reflects the conversion of RTPY Class B ordinary shares to Class A Common Stock in conjunction with the Domestication and pursuant to terms of the Merger Agreement.

J. Represents pro forma adjustments to par value of Class A Common Stock balance to reflect the following:

(in thousands)	Amount
Recapitalization of Legacy Aurora common stock into Aurora common stock	$5
Reclassification of RTPY public shares to permanent equity, prior to impact of redemptions	1
Issuance of Class A Common Stock from PIPE Investment per Subscription Agreements	1
Conversion of RTPY Class B ordinary shares into Class A Common Stock as a result of the Domestication	—	(1)
Decrease due to redemption of RTPY public shares	(1)

Net adjustment	$6

(1)	Adjustment to par value of Aurora Class A Common Stock was immaterial and significantly less than one thousand dollars.

K. Represents recapitalization of Legacy Aurora common stock to Class B Common Stock issuable to certain Legacy Aurora Stockholders.

L. Reflects conversion and recapitalization of Legacy Aurora common stock to Aurora common stock, as follows:

(in thousands)	Amount
Increase in par value of Legacy Aurora common stock as a result of Legacy Aurora preferred stock converting into Legacy Aurora common stock	20
Elimination and recapitalization of par value of Legacy Aurora common stock, inclusive of par value of Legacy Aurora common stock issued upon conversion of Legacy Aurora preferred stock	(45)

Net adjustment	$(25)

M. Represents pro forma adjustments to additional paid-in capital balance to reflect the following:

(in thousands)	Amount
Conversion of Legacy Aurora preferred stock into Legacy Aurora common stock	$2,161,125
Reclassification of RTPY public shares to permanent equity, prior to impact of redemptions	977,499
Issuance of Class A Common Stock from PIPE Investment per Subscription Agreements	999,999
Cumulative catch-up expense for Legacy Aurora RSUs	51,203 (1)
Record fair value of liability related to the Sponsor Shares which became subject to price-based vesting upon completion of the Business Combination	(46,941)
Reclassification of Aurora’s previously deferred transaction costs	(4,534)
Reduction in additional paid-in capital for acquisition-related transaction expenses incurred subsequent to September 30, 2021	(35,777)
Elimination of RTPY’s historical accumulated deficit	(72,517)
Impact of the Domestication to additional paid-in capital	2
Recapitalization of Legacy Aurora common stock into Aurora common stock	35
Reduction in additional paid-in capital due to actual redemptions	(754,588)

Net adjustment	$3,275,506

(1)

Represents the stock-based compensation for certain Legacy Aurora RSUs subject to (i) time-based vesting conditions and (ii) a performance-based condition tied to achievement of a liquidity event. Upon completion of the Business Combination, the performance-based vesting condition was met, resulting in Aurora recognizing a cumulative catch-up expense for pro forma presentation purposes.

N. Reflects the elimination of the historical accumulated deficit of RTPY in connection with the recapitalization, inclusive of transaction expenses related to the Meger and recognized by RTPY in the historical periods, and the cumulative catch-up expense adjustment for Legacy Aurora RSUs with corresponding adjustments to additional paid-in capital, both of which are also reflected in Note 4(M).

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020, and the nine months ended September 30, 2021 are as follows:

O. As a result of the Apparate acquisition, Apparate’s sole revenue-producing customer contract was cancelled and subsequently renegotiated. The renegotiated terms had not been settled at the time of close of the acquisition. As such, the historical Apparate revenue was eliminated for pro forma presentation purposes.

P. The Transaction Accounting Adjustments to research and development expense for the Apparate acquisition as follows:

(in thousands)	For the nine months ended September 30, 2021		For the year ended December 31, 2020
Elimination of historical depreciation and amortization expense on Apparate’s fixed assets	$(610	)(1)	$(12,459	)(1)
Elimination of historical Uber RSU stock-based compensation expense	(11,579)		(103,452)
To record adjustment for severance expense	(12,641	)(2)	12,641	(2)
To record pro forma depreciation and amortization expense on Apparate’s fixed assets based on the fair value as of the acquisition date	17	(1)	3,446	(1)
To record pro forma share-based compensation related to related-party share-based compensation payments	(95,572	)(3)	132,004	(3)

Net adjustment	$(120,385)		$32,180

(1)

Amortization expense existed in the historical period and not in the future periods as the fair value of the historical intangible assets was zero in the post-acquisition period. The pro forma adjustments include the net impact of recording depreciation expense based on the acquisition date fair value of the acquired fixed assets and removing historically recorded depreciation expense for the periods presented assuming that the acquisition of Apparate had been completed on January 1, 2020. During the period from January 20, 2021 to September 30, 2021, Legacy Aurora recorded $2.6 million in depreciation expense relating to the acquired fixed assets and the pro forma depreciation expense for the nine months ended September 30, 2021 is presented net of such expense.

(2)

During the nine months ended September 30, 2021, Legacy Aurora recorded $15.8 million, of which approximately $12.6 million was recorded in research and development expenses, in severance expense in conjunction with the Apparate acquisition. The pro forma adjustments include the net impact of removing the historically recorded expense for the periods presented, assuming that the acquisition of Apparate had been completed on January 1, 2020.

(3)

Former employees of Apparate received grants of RSUs in a related party entity in connection with their employment with a subsidiary of the related party entity prior to the acquisition. These awards were modified after the transaction to allow the awards to continue to vest for the first year subsequent to the closing of the acquisition as long as the personnel remain employees of Aurora. As the RSUs were a modification to previously held awards by these employees in the historical period and the acquisition accounting measured the awards at fair value under stock-based compensation guidance, the stock-based compensation expense in the historical periods was eliminated and adjusted to reflect the fair value of the awards. During the nine months ended September 30, 2021, Legacy Aurora recorded $95.6 million in expense relating to these awards and the pro forma adjustments include the net impact of removing the historically recorded expense for the periods presented assuming that the acquisition of Apparate had been completed on January 1, 2020 and the vesting period would have concluded on December 31, 2020. In addition, former employees of Apparate received Legacy Aurora restricted stock units which have service-based and performance-based vesting conditions with performance-based vesting condition tied to achievement of a liquidity event. Upon completion of the Business Combination, the performance-based vesting condition was met with the pro forma impact of such restricted stock units reflected as an adjustment in Note 4(R) and Note 4(S).

Q. The Transaction Accounting Adjustments to selling, general and administrative expenses for the Apparate acquisition are as follows:

(in thousands)	For the nine months ended September 30, 2021		For the year ended December 31, 2020
Elimination of historical depreciation expense on Apparate’s fixed assets	$(453	)(1)	$(8,459	)(1)
Elimination of historical Uber RSU stock-based compensation expense	(849)		(9,952)
To record adjustment for severance expense	(3,105	)(2)	3,105	(2)
To record pro forma depreciation expense on Apparate’s fixed assets based on the fair value as of the acquisition date	393	(1)	7,225	(1)
To record pro forma share-based compensation related to related-party share-based compensation payments	(2,940	)(3)	4,039	(3)

Net adjustment	$(6,954)		$(4,042)

(1)

The pro forma adjustments include the net impact of recording depreciation expense based on the acquisition date fair value of the acquired fixed assets and removing historically recorded depreciation expense for the periods presented assuming that the acquisition of Apparate had been completed on January 1, 2020. During the period from January 20, 2021 to September 30, 2021, Legacy Aurora recorded $5.0 million in depreciation expense relating to the acquired fixed assets and the pro forma depreciation expense for the nine months ended September 30, 2021 is presented net of such expense.

(2)

During the nine months ended September 30, 2021, Legacy Aurora recorded $15.8 million in severance expense, of which approximately $3.1 million was recorded in selling, general and administrative expenses, in conjunction with the Apparate acquisition. The pro forma adjustments include the net impact of removing the historically recorded expense for the periods presented, assuming that the acquisition of Apparate had been completed on January 1, 2020.

(3)

Former employees of Apparate received grants of RSUs in a related party entity in connection with their employment with a subsidiary of the related party entity prior to the acquisition. These awards were modified after the transaction to allow the awards to continue to vest for the first year subsequent to the closing of the acquisition as long as the personnel remain employees of Legacy Aurora. As the RSUs were a modification to previously held awards by these employees in the historical period and the acquisition accounting measured the awards at fair value under stock-based compensation guidance, the stock-based compensation expense in the historical periods was eliminated and adjusted to reflect the fair value of the awards. During the nine months ended September 30, 2021, Legacy Aurora recorded $2.9 million in expense relating to these awards and the pro forma adjustments include the net impact of removing the historically recorded expense for the periods presented assuming that the acquisition of Apparate had been completed on January 1, 2020 and the vesting period would have concluded on December 31, 2020.

In addition, former employees of Apparate received Legacy Aurora restricted stock units which have a service-based and performance-based vesting conditions with performance-based vesting condition tied to achievement of a liquidity event. Upon completion of the Business Combination, the performance-based vesting condition is met with the pro forma impact of such restricted stock units reflects as an adjustment in Note 4(R) and Note 4(S).

R. The Transaction Accounting Adjustments to research and development expense for the Business Combination and related transactions are as follows:

(in thousands)	For the nine months ended September 30, 2021		For the year ended December 31, 2020
To record pro forma share-based compensation related to Legacy Aurora restricted stock units	$13,619	(1)	$88,583	(1)

Net adjustment	$13,619		$88,583

(1)

Certain Legacy Aurora restricted stock units are subject to (i) time-based vesting conditions and (ii) a performance-based condition tied to achievement of a liquidity event. Upon completion of the Business Combination, the performance-based vesting condition was met, resulting in a cumulative catch-up expense of $47.8 million for pro forma presentation purposes. Such cumulative catch-up expense is reflected in the year ended December 31, 2020. The remaining expense will be recognized over the remaining time-based vesting condition following the completion of the Business Combination, assuming that the Business Combination had been completed on January 1, 2020 for pro forma presentation purposes.

S. The Transaction Accounting Adjustments to selling, general and administrative expense for the Business Combination and related transactions are as follows:

(in thousands)	For the year ended December 31, 2020		For the nine months ended September 30, 2021
To record pro forma share-based compensation related to Legacy Aurora restricted stock units	$675	(1)	$5,903	(1)
Elimination of expenses incurred by RTPY for certain support services	(938	)(2)	—

Net adjustment	$31		$5,903

(1)

Certain Legacy Aurora restricted stock units are subject to (i) time-based vesting conditions and (ii) a performance-based condition tied to achievement of a liquidity event. Upon completion of the Business Combination, the performance-based vesting condition was met, resulting in a cumulative catch-up expense of $3.4 million for pro forma presentation purposes. Such cumulative catch-up expense is reflected in the year ended December 31, 2020. The remaining expense will be recognized over the remaining time-based vesting condition following the completion of the Business Combination, assuming that the Business Combination had been completed on January 1, 2020 for pro forma presentation purposes.

(2)	Reflects the elimination of expense related to RTPY’s support services which ceased upon completion of the Business Combination.

T. Reflects the elimination of unrealized gains on investments held in the trust account.

Note 5—Net Loss Per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding and the issuance of additional shares in connection with the Business Combination, the PIPE Investment, and other related events, assuming such additional shares were outstanding since January 1, 2020. As the Business Combination, and PIPE Investment are being reflected as if they had occurred as of January 1, 2020, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes the shares issued in connection with the Business Combination and PIPE Investment have been outstanding for the entire periods presented.

(in thousands, except share and per share data)	For the nine months ended September 30, 2021	For the year ended December 31, 2020
Pro forma loss attributable to common stockholders—Class A and Class B	$(424,804)	$(1,132,857)
Combined Entity Class A Common Stock
Weighted average shares outstanding—Class A, basic and diluted	636,496,966	636,496,966
Net loss per share—Class A, basic and diluted	$(0.38)	$(1.01)
Combined Entity Class B Common Stock
Weighted average shares outstanding—Class B, basic and diluted	481,107,977	481,107,977
Net loss per share—Class B, basic and diluted	$(0.38)	$(1.01)

The following summarizes the number of shares of Class A Common Stock outstanding for both the nine months ended September 30, 2021 and year ended December 31, 2020:

Legacy Aurora Stockholders(1)	564,715,105
RTPY’s public shareholders	22,291,089
PIPE Investors	40,150,000
Sponsor and Sponsor Related PIPE Investor(2)	9,340,772

Pro forma weighted average shares outstanding—basic and diluted	636,496,966

(1)

Excludes approximately 1.2 million restricted shares or shares issued for early exercised options, subject to a repurchase right, and includes approximately 52.4 million shares to be purchased by Aurora PIPE Investors as part of the PIPE Investment.

(2)	Includes 7.5 million shares to be purchased by Sponsor Related PIPE Investor as part of the PIPE Investment.

The following potential outstanding securities were excluded from the computation of pro forma net loss per share, basic and diluted, because their effect would have been anti-dilutive or issuance of such shares is contingent upon the satisfaction of certain conditions which are not satisfied as of the period end for pro forma presentation purposes.

Sponsor Shares subject to price-based vesting conditions	5,162,314
Public warrants and Private Placement Warrants	21,118,750
Aurora options and restricted stock units	117,131,430
Aurora restricted stock and shares issued for early exercised options, subject to a repurchase right	1,210,268